

UST

COLUMBIA·CREST
Grand Estates
COLUMBIA VALLEY
CHARDONNAY
Copenha
SNUFF
KOAL
POUCH

Expanding American Traditions

2002 ANNUAL REPORT

About the Company

UST Inc. is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. UST, through its subsidiaries, is a leading producer and marketer of moist smokeless tobacco products including Copenhagen, Skoal, Red Seal and Rooster. Other consumer products marketed by the Company include premium wines sold nationally through the Chateau Ste. Michelle, Columbia Crest, Conn Creek and Villa Mt. Eden wineries, as well as sparkling wine produced under the Domaine Ste. Michelle label and premium cigars including Astral, Don Tomás and Helix.

The Company's operating segments are Smokeless Tobacco and Wine. The Smokeless Tobacco segment had net sales of $1.4 billion, an increase of 3 percent from 2001, and accounted for 86 percent of consolidated sales. Wine segment sales increased 8 percent to $204 million, while all other sales were $32 million.

For information about UST and its subsidiaries, including:

- Stockholder information
- Press releases
- Webcast events
- Employment information
- USTogether, the Company's Core Values program

visit the UST web site at ustinc.com.

Contents

UST COMPARATIVE HIGHLIGHTS

(Dollars in thousands, except per share amounts)

	2002	2001	% Change
Financial Results			
Net sales	$1,682,877	$1,626,015	3.5
Operating income	862,287	833,028	3.5
Litigation loss[1]	1,260,510	–	–
Net (loss) earnings	(271,469)	491,602	N/M
Basic (loss) earnings per share	(1.61)	2.99	N/M
Diluted (loss) earnings per share	(1.61)	2.97	N/M
Dividends per share	1.92	1.84	4.3
Non-GAAP Financial Results[2]			
Net earnings	$504,379	$491,602	2.6
Basic earnings per share	2.99	2.99	–
Diluted earnings per share	2.96	2.97	(0.3)
Other Data			
Average number of shares (in thousands):			
Basic	168,786	164,250	
Diluted	168,786	165,682	
Number of stockholders of record at year-end	7,582	7,816	
Average number of employees	4,911	4,691	

N/M: Not meaningful due to net loss in 2002.

(1) Charge recognized in connection with an antitrust judgment, including interest and other associated costs, after the Supreme Court of the United States declined to hear the Company's appeal.

(2) UST provides non-GAAP net earnings and earnings per share data for 2002 as an alternative for understanding its operating results and comparing year-to-year results in light of the litigation loss. These measures are not in accordance with, or an alternative for, accounting principles generally accepted in the United States. The non-GAAP results exclude the effects of the litigation loss, net of the tax benefit, and include all dilutive common stock equivalents. The effect was $775,848 on net earnings, $4.60 on basic earnings per share and $4.57 on diluted earnings per share in 2002. Included in these non-GAAP results is a reduction to compensation expense as a result of the litigation loss, which was a benefit to operating results, and favorably affected 2002 diluted earnings per share by 3 cents.


UST
NYSE
UST
UST
NYSE
UST
NYSE
MARCH
28

UST celebrated 90 years of continuous trading on the New York Stock Exchange in 2002, making the company one of the 25 oldest on the Big Board.

Fellow Shareholders:



Vincent A. Gierer, Jr.
Chairman of the Board, Chief Executive Officer and President

As I was preparing this letter, we learned that the United States Supreme Court had rejected without comment our appeal of the judgment against U.S. Smokeless Tobacco Company in the Conwood antitrust case. While it did not come as a total surprise, we were nonetheless disappointed by this action, which we believe will have profound negative implications for antitrust policy and competition potentially affecting all consumer packaged goods.

Accordingly, we were obliged to take a $1.3 billion pretax charge, consisting of the $1.05 billion judgment plus accrued interest, against 2002 earnings, resulting in a net loss of $271.5 million, or $1.61 per share. We had long been prepared for this judgment and we do not anticipate any lasting effects. We have now put this behind us and are moving ahead with our strategic plans for our smokeless tobacco and wine businesses.

In 2002, we continued to see positive underlying results from our strategic plans for our principal businesses at UST — smokeless tobacco and premium wine, despite the challenges caused by the state of the national economy and increased competition, particularly from lower-price brands in the moist smokeless tobacco category.

SMOKELESS TOBACCO

Although the moist smokeless tobacco category grew at a somewhat slower pace in 2002 than its historical average as the current economic slowdown affected the purchasing decisions of hardworking adult Americans, it remains the only growing segment of the tobacco category in the United States.

In 2002, net sales increased 2.9 percent to $1.45 billion while operating profit increased 2.2 percent to $851.8 million on a net can sales decline of 2 percent. Since the full-year results reflect one less billing day than the previous year, on an equivalent billing day basis, net sales would have increased 4.9 percent while operating profit would have increased 5.1 percent on a net can sales decrease of 0.2 percent over the prior year. The year was negatively affected by higher legal costs, as well as by refinancing expenses related to the Conwood qualified settlement fund.

U.S. Smokeless Tobacco Company in 2002 asked the Federal Trade Commission for guidance regarding the acceptability of communicating in advertising to adult smokers that smokeless tobacco products are considered to be a significantly reduced risk alternative as compared to cigarette smoking. The global debate and discussion of the role that smokeless tobacco should play as an alternative to cigarette smoking became wider and more detailed as the year progressed. For a complete discussion of these developments, please see Page 5.

Over the years, more than two million adult smokers have switched to smokeless tobacco, according to one estimate. This trend should continue as adult consumers seek options to smoking and choose to make smokeless tobacco a part of their lifestyle. Therein lies real opportunity. At present, moist smokeless tobacco accounts for only 3 percent of the entire tobacco category at retail. Every 1 percent of adult smokers who convert to moist smokeless tobacco represents a 10 percent increase in the segment's adult consumer base. With new marketing, advertising and product initiatives planned for 2003, we are confident that we can continue to grow the category for our smokeless tobacco brands.

WINE

Demographic trends in the American population favor continued growth for the super premium wine category in which our Stimson Lane brands compete. In fact, the category grew at about 14 percent in 2002. Stimson Lane wines demonstrated robust growth within the segment led by our Chateau Ste. Michelle label, which registered a 14 percent increase in case sales.

Stimson Lane's 2002 operating profit of $30.1 million was a 42 percent improvement over the previous year. Net sales for the year increased 7.8 percent to $203.5 million, as total premium case sales advanced 7.5 percent to 3.2 million cases.

Our wines continued to win praise in 2002. Stimson Lane wines received scores of 90 or better more than 85 times from the major wine publications, as the Company's ongoing commitment to providing both quality and value in our products was widely recognized. *Wine Spectator* ranked our modestly priced Columbia Crest Grand Estates Chardonnay as one of the best white wines in the world in 2002. And we had four other wines on that highly regarded magazine's annual "Top 100 Most Exciting Wines" list. For the third year in a row, no other winery has had more wines on this prestigious list.

STOCK REPURCHASE PROGRAM RESUMES

In an important development for a Company with an historic commitment to enhancing shareholder value through ongoing stock repurchase, this past summer we announced we would resume our stock repurchase program. During the second half of the year, we invested $50 million in repurchasing our common shares and we expect to invest an additional $450 million over the next three years. The resumption of the stock repurchase program became possible after the full funding of the court-administered qualified settlement fund in the Conwood case and the court's release of its stock repurchase restriction, which had been in place since 2000.

That announcement followed our highly successful placement of $600 million in senior notes and the establishment of a $300 million unsecured line of credit with various financial institutions to support commercial paper borrowings.

EMPLOYEES COMMITTED TO CORE VALUES

In 2002, we took our commitment to the ongoing core values program we call *USTogether* to a new level by bringing a structured discussion concerning the program to every employee at each facility through meetings at the work-team level. At a time when some notable companies in the news have, unfortunately, not taken seriously a commitment to essential core values, I would like to share with you what we consider important in the UST family of companies:

> "Trading at a discount to the overall market, our stock remains a compelling value particularly when compared to other consumer products companies in our peer group with similar earnings growth rates."

- We are committed to developing and maintaining a talented, dedicated and responsible workforce built on personal and business integrity.
- We understand the critical importance of customer service to our success and will strive to excel at it in everything we do.
- We recognize that our consumers drive our business and satisfying their preferences is fundamental to our success.
- In our business pursuits, we will strive to produce, market, and sell quality products to exceed the expectations of our consumers and set the standards of excellence within the industries in which we compete.
- We recognize that our shareholders are the true owners of the business and we dedicate our resources to increasing our shareholder value.
- As a corporate citizen, we support community activities that reflect the values of our employees, stakeholders and consumers.

A COMPELLING INVESTMENT

Our stock held its own in 2002, even as many bellwether issues and the broad market declined more than 20 percent on the year. Many equity analysts and the financial media took note of UST as a dependable value investment with an attractive dividend yield.

UST paid a dividend of $1.92 per share in 2002, a 4.3 percent increase over the previous year. In December, the Company announced a 4.2 percent increase in the dividend, with an indicated annual rate of $2.00 a share, effective with the first quarter of 2003. UST has paid cash dividends without interruption since 1912 and has raised the dividend every year but one since 1965. Trading at a discount to the overall market, our stock remains a compelling value particularly when compared to other consumer products companies in our peer group with similar earnings growth rates.

I am convinced that we have the platforms in place to sustain growth and enhance shareholder value going forward. In the pages that follow, you will read about our plans to grow our businesses by expanding American traditions. Thank you for the confidence you have shown in UST.

Sincerely,



Vincent A. Gierer, Jr.
Chairman of the Board,
Chief Executive Officer and President

February 20, 2003

Smokeless Tobacco Is Distinctly Different —The Evolving Debate

2002 was a landmark year with growing recognition — and acceptance — that smokeless tobacco is distinctly different from cigarettes.

The debate regarding tobacco harm reduction and the role of smokeless tobacco as part of a public health strategy to reduce cigarette smoking — as opposed to what has been characterized as the "quit or die" approach — has accelerated dramatically ever since the publication in 2001 of a 600-page report by the respected Institute of Medicine (IOM). In that report, entitled "Clearing the Smoke: Assessing the Science Base for Tobacco Harm Reduction," the IOM concluded that "smokeless tobacco may be a valid substitute for cigarette smoking...." In a sense, this conclusion was not surprising in light of the considerable agreement in the scientific community that the use of smokeless tobacco involves significantly less risk of adverse health effects than cigarettes.

In sharp contrast to the elaborate testing suggested for new or novel tobacco products or so-called "safer" cigarettes, tobacco harm reduction proponents point to Sweden as providing more than sufficient evidence that cigarette smokers who do not quit and do not use medicinal nicotine products should switch completely to smokeless tobacco products.

Sweden has the highest per-capita usage of smokeless tobacco of any country and the daily use of smokeless tobacco exceeds that of cigarettes. More importantly, from a public health perspective, Sweden is the only country to meet the World Health Organization's target of reducing smoking prevalence to below 20 percent of the population, with an accompanying drop in male lung cancer rates to the point that several media accounts have highlighted Sweden as a living example of the concept of tobacco harm reduction in action.

As reported in last year's annual report, confronted with these dramatic developments, U.S. Smokeless Tobacco Company requested that the Federal Trade Commission (FTC) issue an advisory opinion regarding the acceptability of communicating in advertising that smokeless tobacco products are considered by many researchers in the public health community to be a significantly reduced risk alternative compared with cigarette smoking and that there is growing support in the public health community that cigarette smokers who do not quit outright and do not use medicinal nicotine products should be encouraged to switch to smokeless tobacco products.

Not surprisingly, the Company's FTC filing generated considerable debate. Notably, few took issue with the scientific evidence substantiating that smokeless tobacco is considered to be a significantly reduced risk alternative to cigarette smoking; much of the opposition focused on questioning whether that information should be permitted to be communicated to adult smokers.

The substance of our request to the FTC was the subject of intense discussion and debate at forums at Northwestern University in Chicago, the American Council on Science and Health in New York City, and the CATO Institute in Washington, D.C., in addition to public health conferences in London, Warsaw, Stockholm and Santander, Spain. In light of the papers expected to be generated by these conferences, the Company decided to temporarily withdraw its request to the FTC and is currently updating the submission with an eye to refiling with the FTC in 2003.

The Company's intention to refile was reinforced with the publication of a report in December 2002 that we believe will stand as a landmark in the history of tobacco regulatory policy. Britain's Royal College of Physicians, one of the world's most prestigious medical institutions, issued a report entitled "Protecting Smokers, Saving Lives." With a focus on recommendations for tobacco regulatory policy in the United Kingdom, including the role of smokeless tobacco, the report concluded that "the consumption of non-combustible tobacco is of the order of 10-1,000 times less hazardous than smoking, depending on the product." More importantly, the report recognized that "some manufacturers want to market smokeless tobacco as a 'harm reduction' option for nicotine users, and they may find support for that in the public health community."

Additionally, in February 2003, leading members of the public health community in the United Kingdom, Sweden and Austria published a white paper entitled "European Union Policy on Smokeless Tobacco: A statement in favor of evidence-based regulation for public health." The white paper stated that "on average Scandinavian or American smokeless tobacco are at least 90 percent less hazardous than cigarette smoking."

The issue of tobacco harm reduction and the role of smokeless tobacco products is at a crossroads. The debate is no longer about whether smokeless tobacco is considered by the scientific community to be a significantly reduced risk alternative compared to cigarette smoking. The only question remaining is whether that information should be communicated to adult smokers or whether such information should be suppressed.

Some tobacco control activists have taken the position that the Company should be prevented from communicating such information to adult smokers. Interestingly, they also believe that neither the federal government nor the public health community has any obligation to undertake that responsibility. On the other hand, some in the public health community believe that suppression of that vital information could have a significant adverse impact on the lives of adult smokers.

Indeed, some in the public health community believe that the Company must confront the question as to whether it has an obligation to step forward and communicate this critical information to adult smokers in light of the vacuum created by the federal government and tobacco control activists.

More fundamentally, the real issue is whether the Company and its products will continue to be viewed as part of the problem, or ultimately will be viewed as part of the solution.


DIAL 911

SPRINGFIELD, TENNESSEE, FIRE DEPARTMENT

UST has a tradition of supporting our nation's emergency service workers and volunteers. The Springfield, Tennessee, Fire Department has received a John Deere Trail Gator™ Utility Vehicle through our national donation program that both recognizes the dedication of our nation's emergency responders and helps communities improve their emergency response capabilities.


U.S. Smokeless
TOBACCO CO.

Our Company is the heir to great American traditions. We have been making Copenhagen snuff since 1822 and Skoal since 1934. Today, Copenhagen and Skoal are the world's best-known and best-selling brands of moist snuff, each with more than $1 billion in sales at retail. While we come from a great past, today's U.S. Smokeless Tobacco Company is focused on the future. So, when we say U.S. Smokeless Tobacco Company is committed to growing the smokeless tobacco category by expanding great American traditions, we do so from a truly unique vantage point attained through experience and expertise.

In 2002, we continued to introduce new high-quality products and brand extensions. We worked to enhance retailer relationships, and reached a record number of adult tobacco consumers through our ongoing brand-building activities that include engaging one-on-one marketing initiatives, high-quality print advertising and exciting promotional events. We do all of this with an unwavering commitment to the provisions of the Smokeless Tobacco Master Settlement Agreement and we remain firm in our long-held belief that smokeless tobacco should be for adults only.

PROTECTING OUR CORE BUSINESS

While our brands today capture approximately 75 percent of the moist smokeless tobacco can sales at retail, we are not taking anything for granted. We are working to protect our core business by improving the value equation for adult consumers of our traditional moist snuff products and focusing on effective resource allocation to make every dollar work harder. At the heart of improving the value equation is brand building, which is carried out in the marketplace through a combination of ongoing product improvements, line extensions, advertising support and promotions.

Our unmatched commitment to brand building was evident in 2002 in the national introduction of Skoal Berry Blend, our first seasonal product in Skoal Winter Blend and, late in the year, with Copenhagen and Skoal pouches. Red Seal, our price-value product, meanwhile has grown steadily in popularity, accounting for better than 30 percent of can sales in this highly competitive segment. Much more is on the way. In 2003, we plan to continue making improvements to both our existing products and packaging, as well as introducing innovative products that meet the growing demands of our adult consumers while improving the value equation.

Through effective resource allocation, we plan to substantially increase the effectiveness of direct mail promotions, print advertising and product buy-down activity at retail, with an emphasis on regions of the country most affected by a slow economy.

In a truly exciting development, we signed the recently retired Ty Murray, "King of the Cowboys," to be a spokesman and make appearances on our Company's behalf.

Our national sales organization has continued to build on the success of the proven brand-building partnership with retailers we call STEPS to Maximum Profit. In the coming year, our trained sales force will use this approach to share sales data



While our traditional smokeless tobacco products have long been enjoyed by hardworking Americans, and those who enjoy an active, outdoor lifestyle, we are developing products that give adult smokers a socially acceptable option when they are not able to smoke or would have to relocate to do so.

with retail partners representing some 30 percent of our sales volume to help them make more informed business decisions. We will maintain our emphasis on "top-to-top" meetings where we meet with the executives of our major distributors and strategic retail partners with the objective of helping them grow and maximize returns in the smokeless tobacco category.

We also will expand installation of our new retail showcase shelving systems that have generated an impressive 11 percent sales increase in test locations. The system enables cans to be displayed with the full can lid facing the adult consumer, instead of just the side label being visible, as is the case with traditional vending units. Designed to accommodate all types of packaging configurations from single cans to ten-can rolls, the new shelves should be in 10,000 retail locations by the end of 2003.

All of these initiatives translate to enhanced opportunity to improve the value equation, help maintain loyalty and grow sales.

CREATING GROWTH

We are convinced that the key to growing the category lies in increasing the social acceptability of smokeless tobacco products among adult tobacco consumers. And the easier use of our products is an issue we are addressing in order to encourage more adult consumers to enter the category. Here, we look to Sweden, where the answer has been moist smokeless tobacco in pouch form.

In Sweden, the nation with the highest adult per-capita moist smokeless tobacco consumption in the world, the purchase of pouch products now represents half of category sales and is the fastest-growing segment in the category. In the United States, we have begun to introduce moist smokeless tobacco pouches that hold, over time, the promise of significantly growing the category.

Copenhagen and Skoal Wintergreen Pouches became fully available in more than 100,000 stores after their nationwide introduction in the fourth quarter of 2002. Packed full with the moist, rich premium-quality tobacco made famous by Copenhagen and Skoal, the pouch size and design allows adult consumers to enjoy rich, satisfying flavor in a way that is neat, convenient and easy to use. A print advertising campaign, direct mail and point-of-sale signage has supported the launch. The message: "Finally. Pouches done right."

U.S. Smokeless Tobacco Company is unsurpassed at one-on-one brand building. In the course of a year, we hand out more than six million samples or free product coupons in special adults-only facilities at 5,000 events nationwide. We already have three exciting interactive adults-only tractor-trailer sized mobile marketing units on the road traveling the country on the rodeo, National Hot Rod Association and NASCAR circuits. This year we are adding new van-size, mini mobile marketing units targeted for more metropolitan venues. Distributed at adults-only facilities, our new "Go Smokeless" kits introduce adult consumers to a sampler of our products, increasing the odds they will find a flavor to their liking.


Copenhagen
SNUFF

1.7 MILLION

CANS OF MOIST SMOKELESS TOBACCO SOLD PER DAY

ATTRACTING ADULT SMOKERS

Our research tells us that about half of the nation's 46 million adult smokers are interested in a socially acceptable option to cigarettes when they are not able to smoke, or would have to relocate to do so. From our current base of approximately five million adult consumers, this represents a tremendous opportunity to significantly grow the smokeless tobacco category.

Enter Revel Tobacco Packs, a blend of premium tobaccos and fresh mint flavor in clean and neat, discreet, easy-to-use packs. Revel is a next-generation product, down to its specially designed plastic container. In mid-2003, we will launch a reformulated mint and a second flavor, wintergreen, for this exciting new product, with the benefit of significant learning about the product, pricing and advertising from our completed test marketing in Youngstown, Ohio, and Topeka, Kansas.

The most thoroughly tested product U.S. Smokeless Tobacco Company has ever brought to market, Revel has tremendous potential to change the way adult smokers think about smokeless tobacco. About half of both adult male and female smokers who tried Revel said they would definitely or probably buy the product. Adults simply place a pack anywhere in their mouth where they feel it is comfortable to enjoy tobacco satisfaction. Most adults who have tried Revel report feeling no need to spit.

Looking to the future, U.S. Smokeless Tobacco Company has more new products in development than ever before in its history. In 2002, approximately 50 percent of capital spending was directed to new products, up from 33 percent in the previous year. Our commitment to research and development in 2003 is undiminished.

DISTINCTLY DIFFERENT

U.S. Smokeless Tobacco Company is a distinctly different tobacco company. Our employees have a commitment to quality that is evident both in our traditional products and the next-generation products that we are bringing to market.

We will continue to introduce the brand line extensions that our current adult consumers are seeking while we develop products that will give adult smokers a socially acceptable option.

At U.S. Smokeless Tobacco Company, our focus is on the future and on fulfilling our vision that our smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction. In so doing, we are expanding a 180-year American tradition.


Copenhagen
POUCHES
SKOAL
A PINCH BETTER
Pouches
WINTERGREEN

636 MILLION

CANS OF MOIST SMOKELESS TOBACCO SOLD ANNUALLY


COSTCO

COSTCO, ISSAQUAH, WASHINGTON

Our Columbia Crest winery automatically packages bottles to meet the needs of our largest customers including mass merchandisers such as Costco and Sam's Club that prefer their wine be shipped in "club-pack trays" designed to go directly onto the store floor or shelves.

STIMSON LANE

VINEYARDS & ESTATES

Outstanding quality and exceptional value in wine making have become traditions at Stimson Lane. We are expanding those traditions. Believing that premium wines should be easily accessible to the greatest number, we are expanding the tradition of wine enjoyment for many more Americans through sales to such mainstream restaurants as Olive Garden and Red Lobster, and direct to consumers through supermarkets and warehouse stores including Costco and Sam's Club.

Can a wine company both garner critical acclaim and cater to a mainstream clientele? Stimson Lane has proven it can. In its annual end-of-the-year issue, *Wine Spectator* once again honored Stimson Lane by selecting five of our wines from the more than 11,000 tasted for the magazine's prestigious list of "The Top 100 Most Exciting Wines." For the third year in a row, no other wine company in the world has had more wines on this list. Leading the way was our Columbia Crest Grand Estates Chardonnay, the second year in a row that this wine was on this list and one of only three white wines to finish in the top 20. Grand Estates Chardonnay is the No. 1 white wine in the world under $30 on the *Wine Spectator* list (it retails for $11 a bottle).

Now for the rest of our winners. Chateau Ste. Michelle's acclaimed Eroica, the dry Riesling made in partnership with the famed Dr. Loosen winery in Germany and credited with leading a "Riesling Renaissance" in our country, made the list for the third consecutive year since its initial 1999 release. Price: $20 a bottle. The Columbia Crest Reserve Syrah, $28 a bottle; the Chateau Ste. Michelle Canoe Ridge Estate Vineyard Merlot, $23 a bottle; and Villa Mt. Eden Cabernet Sauvignon Napa Valley Grand Reserve, $20 a bottle, round out the *Wine Spectator* Stimson Lane selections. Compare those prices to most of the others on this roster and you will see more evidence of our Company's dedication to quality with value.

We do not rest on our laurels when it comes to production of our reserve wines, which command higher margins. Take, for example, our highly acclaimed Col Solare premium red wine, which retails for $65, made in cooperation with the Antinori family of Tuscany, Italy. In 2002, we released the 1999 vintage of Col Solare and increased sales by 40 percent over the previous vintage. For all of our reserve wines, case sales were up by 25 percent in 2002.

In total, Stimson Lane wines received ratings of 90 or better more than 85 times from major wine-rating publications in 2002. It's quite a scorecard, proving that we are committed to exceptional quality and value, the combination required to win the critical acclaim that, in turn, drives sales at retail. We know that the sophisticated wine enthusiast looks to ratings to assist in making purchase decisions. We also know that acclaim helps storeowners make choices on what to stock. Acclaim also helps guide the more typical wine consumer who, faced with a staggering array of wines on store racks, looks to store personnel for assistance or even for that helpful point-of-sale rating notice tacked beneath the bottle.

WASHINGTON STATE COMES OF AGE

Just a bit too late for last year's annual report, *Wine Enthusiast* in 2002 named Washington State "Wine Region of the Year," a recognition in which we take particular pride. After all, led by our Chateau Ste. Michelle and Columbia Crest labels, Stimson



At Stimson Lane, we are introducing more and more Americans to our premium wines through restaurants such as Olive Garden and Red Lobster. We are a Company that can both garner critical acclaim and cater to a mainstream clientele.

Lane brings to the retail marketplace two-thirds of the wines produced in that state. No other wine company in any of the world's wine producing regions holds such a leadership position. By means of comparison, Washington State vineyard acreage is now about equal to that of California's Napa Valley.

"California, watch your back!" *Newsweek* magazine wrote late last fall, "Washington State, now America's second largest producer of premium wines, is gaining on you with supple, fruity triumphs. Merlot, Cabernet Sauvignon and Chardonnay are the stars, but Syrah shows promise." With similar recognition coming from *USA TODAY* earlier in 2002, the word about Washington State's wine-making prowess—and our role in it—has reached mainstream America.

INVESTMENT FOR THE FUTURE

We made several key investments in our Washington State operations in 2002. We opened a new facility in Walla Walla devoted to producing Northstar, our super premium Merlot brand. Northstar's 1999 vintage received a 94 rating from *Wine Enthusiast*, joining the 1998 vintage, which was awarded a 93 rating from the magazine.

At our Columbia Crest winery in Paterson, among other improvements, we replaced a bottling line that had been in use for more than 20 years, significantly improving efficiency and quality control. This investment also gave us the flexibility to automatically package bottles to meet the different specifications of some of our largest customers, such as the mass merchandisers that prefer their wine be shipped in "club pack trays" designed to go directly onto shelves. We also expanded and modernized our Canoe Ridge winery overlooking the Columbia River, where we produce Chateau Ste. Michelle's barrel-aged, world-class red wines.

In 2003, Columbia Crest will be adding a Syrah to its highly popular Grand Estates product line and launching a "best value in the world" advertising campaign. Look, too, for a new Merlot in the popular Columbia Valley series called "Two Vines."

OPERATING PROFIT GROWTH AND ASSET MANAGEMENT

As we have discussed in previous years, our focus remains on accelerating operating profit by growing sales, achieving cost savings, and improving our returns by eliminating underperforming assets. We have made good progress. Last year, we continued to make strides in reducing grape costs, improving operating efficiencies, and selling an underutilized wine production facility in Mattawa, Washington.

Looking forward, our focus on improving operating profit remains undiminished.

EXPANDING THE TRADITION OF ENJOYING WINE

The enjoyment of wine, a worldwide tradition, has ample room for growth in our own country. The demographics certainly support the assertion. Stimson Lane's own traditions, as we've demonstrated, involve making wines of outstanding quality and exceptional value.

We have the dedicated employees. We have the products. We have the strategic vision: To be the leader in the super premium wine segment, to elevate Washington State wines to the quality and prestige of the top wine regions of the world, and to be known for superior products, innovation and customer focus.

FOR THE SECOND YEAR IN A ROW, COLUMBIA CREST

GRAND ESTATES CHARDONNAY

RANKED #1 WHITE WINE IN THE WORLD UNDER $30 BY *WINE SPECTATOR*.


COLUMBIA CREST
Grand Estates

UST FINANCIAL INFORMATION

REPORT OF MANAGEMENT TO THE STOCKHOLDERS OF UST

The consolidated financial statements of UST and other financial information appearing in this report are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management.

The Company maintains a system of internal control which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements.

There are risks and inherent limitations in any system of internal control and accordingly even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation.

The internal control system is supported by written policies and procedures, the training and development of our employees, appropriate delegation of authority, segregation of responsibilities and ongoing monitoring procedures to ensure the reliability of financial statement reporting. Further, our internal audit function, which reports directly to the Audit Committee of the Board of Directors, reviews, evaluates and reports on the operation of related internal control systems. The Audit Committee oversees the Company's financial reporting process and discusses with the internal auditors and independent auditors the results of their audits, their assessment of internal controls, and the overall quality of the Company's financial reporting.

The Company's independent auditors provide an objective assessment of management's fulfillment of its responsibilities for fairness of financial reporting. They evaluate the system of internal control and perform such tests and other procedures as they deem necessary to reach and express an opinion on the financial statements. The Report of the Independent Auditors appears on page 45.

Management believes that as of December 31, 2002, its system of internal control over the financial reporting process related to the preparation of its financial statements can be relied on.



Vincent A. Gierer, Jr.
Chairman of the Board,
Chief Executive Officer and President



Robert T. D'Alessandro
Senior Vice President
and Chief Financial Officer

February 20, 2003

UST MANAGEMENT'S DISCUSSION AND ANALYSIS

(In thousands, except per share amounts or where otherwise noted)

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

	2002	2001	2000
Net sales	**$1,682,877**	$1,626,015	$1,507,757
Net (loss) earnings	**(271,469)**	491,602	441,886
Basic (loss) earnings per share	**(1.61)**	2.99	2.71
Diluted (loss) earnings per share	**(1.61)**	2.97	2.70

COMPARATIVE INFORMATION

The comparison of consolidated results for 2002 was adversely affected by a charge resulting from a judgment against the Company in an antitrust case. On January 13, 2003, the Supreme Court of the United States declined to hear the Company's appeal and let stand a $1.05 billion award, plus interest and other costs, against the Company. Accordingly, the Company recorded a $1.261 billion pretax charge resulting in a net loss for 2002. Including the litigation charge, the Company reported a net loss of $271.5 million or $1.61 loss per share for the year and a net loss of $642.6 million or $3.82 loss per share for the fourth quarter. The effective tax rates for the year and the fourth quarter of 2002 were favorably affected due to the impact of the litigation loss on state income taxes.

Common stock equivalents from the potential exercise of stock options were not included in the 2002 diluted loss per share as they would have been antidilutive and reduced the net loss. Without the loss, diluted shares would have been 170,382 for the year and 169,519 for the fourth quarter.

Excluding the effect of the litigation loss, net of tax benefit, a resulting reduction to compensation expense of $8.8 million, and the inclusion of dilutive common stock equivalents, the Company's non-GAAP net earnings and non-GAAP diluted earnings per share would have been $498.8 million and $2.93, respectively, for the year and $127.6 million and $.75, respectively, for the fourth quarter.

The reduction to compensation expense was a benefit to operating results for the year and fourth quarter of 2002. On that basis and excluding the effects of the litigation loss, net of tax benefit, non-GAAP net earnings and non-GAAP diluted earnings per share for the year and fourth quarter would have been $504.4 million and $2.96, respectively, for the year and $133.2 million and $.79, respectively, for the fourth quarter.

The Company will be providing comparisons of operating results on an equivalent billing day basis for 2002 vs. 2001, and 2001 vs. 2000. The Smokeless Tobacco segment included one extra billing day in the year 2001 which affects comparisons of operating results as reported. The Company is providing these disclosures, as well as the non-GAAP financial information above, to assist its stockholders in assessing the Company's operating results for 2002.

In the first quarter of 2002, as required, the Company adopted Emerging Issues Task Force Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer or Reseller of Vendor's Products.* This issue requires that costs associated with certain Company sales incentives be reclassified from selling, advertising and administrative expenses to a reduction in net sales for all periods presented on the Company's Consolidated Statement of Operations. The reclassifications required by this issue had no effect on the Company's operating income or net earnings for all prior years presented.

2002 compared with 2001

Consolidated net sales increased 3.5 percent to $1.68 billion and the Company posted a net loss of $271.5 million and basic and diluted loss per share of $1.61.

Financial results for 2002 include the effect of one less billing day in the Smokeless Tobacco segment as compared to 2001. Moist smokeless tobacco products are shipped to arrive and sales revenue is recognized once a week, each Monday. Calendar year 2002 included one less Monday compared with 2001. Diluted earnings per share includes an increase of 8 cents in 2001 due to the effect of the billing day variance. On an equivalent billing day basis, net sales, net earnings and diluted earnings per share, excluding the effect of the litigation loss (net of tax benefit), would have increased 5.2 percent, 5.6 percent and 2.8 percent, respectively, over 2001.

The consolidated net sales increase was primarily due to higher selling prices, partially offset by lower unit volume for moist smokeless tobacco products and higher premium case sales for wine products. Higher Smokeless Tobacco segment sales contributed 71.5 percent of the consolidated net sales increase in 2002.

The consolidated gross profit percentage decreased slightly in 2002.

UST MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Consolidated operating profit increased 3.9 percent to $878.3 million in 2002. All operating units reported improved financial results with increases of 2.2 percent for the Smokeless Tobacco segment, 42 percent for the Wine segment, and 58.5 percent for all other operations.

Corporate expenses increased in 2002 primarily due to prepayment penalties associated with the termination of a $1 billion credit facility, a reduction to the residual value of a matured long-term investment and higher amortization of capitalized debt costs, partially offset by the favorable effects of a one-time adjustment due to a change in the Company's benefit policy. This change in policy was the result of the Company's ongoing broader initiative to control overall benefit related costs, while continuing to offer a competitive benefit package to its employees.

Operating income increased 3.5 percent to $862.3 million, which is 51.2 percent of consolidated net sales.

Net interest expense increased significantly mainly due to lower income generated from accumulated cash, which was attributable to the decline in short-term interest rates, and higher average debt outstanding in 2002, partially offset by lower weighted-average interest rates on outstanding debt.

As a result of the net loss for 2002, the Company recorded a tax benefit at an effective tax rate of 38.9 percent as compared to a tax expense at an effective tax rate of 38.5 percent on 2001 net earnings.

Excluding the effect of the litigation loss, net of the tax benefit, the basic and diluted earnings per share increase would have been lower than the net earnings increase due to higher average shares outstanding. This was attributable to the exercise of stock options over the past two years, slightly offset by share repurchases, which were resumed in August of 2002.

The Company's projected outlook for 2003 is for diluted earnings per share of $2.99, with an upside potential of $3.07 if volume trends in moist smokeless tobacco and wine accelerate above expectations. The Company's net earnings forecast for 2003 reflects the impact of a significant increase in pension expense to almost double the amount recorded in 2002, which is primarily due to lower than expected returns on plan assets. The forecast also includes higher net interest expense due to higher average debt outstanding and the absence of interest income earned from restricted deposits for the antitrust litigation in 2002. Billing days for the Smokeless Tobacco segment for the year 2003 will be equal to 2002, however, the first quarter of 2003 will have one more day and the third quarter of 2003 will have one less day.

The Company's financial forecast for 2003 and beyond may be affected by the Company's ability to address competitive issues, changes in consumer preferences, acceptance of new products and other marketing initiatives, excise taxes, conditions in capital markets, uncertainties associated with ongoing and future litigation and legislative, legal and regulatory initiatives.

2001 compared with 2000

Consolidated results showed net sales increasing 7.8 percent to $1.63 billion, net earnings increasing 11.3 percent to $491.6 million and diluted earnings per share increasing 10 percent to $2.97.

2001 financial results included the effect of an extra billing day in the Smokeless Tobacco segment as compared to 2000. Calendar year 2001 included an extra Monday as compared with 2000. On an equivalent billing day basis, net sales, net earnings and diluted earnings per share would have increased 6.1 percent, 8.1 percent and 7 percent, respectively, for the year.

The consolidated net sales increase was primarily attributable to higher selling prices and increased unit volume for moist smokeless tobacco products and higher premium case sales for wine products.

The consolidated gross profit percentage increased slightly in 2001 primarily due to higher margins achieved by the Smokeless Tobacco segment.

Consolidated operating profit increased 9.7 percent to $845.5 million in 2001. All operating units showed improved financial results with increases of 8.4 percent for the Smokeless Tobacco segment, 22.1 percent for the Wine segment, and 43.5 percent for all other operations.

Corporate expenses decreased in 2001 mainly due to a prior year charge for derivative contracts recognized in connection with the 2000 senior note issuance. 2001 also included lower professional fees and other administrative spending.

Operating income increased 10.7 percent to $833 million, which represented 51.2 percent of consolidated net sales.

Interest decreased slightly as higher income generated from accumulated cash and lower rates on our credit facility debt were partially offset by higher average debt outstanding. The decline in short-term interest rates due to the reductions by the Federal Reserve Board had a greater impact on interest income earned than on interest expense, due to the larger balance of floating rate investments as compared to floating rate debt. In 2001, income generated from restricted deposits was slightly higher than the interest expense incurred for credit facility borrowings which were utilized to partially fund the restricted deposits.

The effective tax rate remained stable at 38.5 percent.

Basic and diluted earnings per share increases were slightly lower than the net earnings increase due to higher average shares outstanding. This was attributable to the exercise of stock options and the absence of share repurchases. The diluted earnings per share calculation also included the effect of the Company's higher average stock price in 2001, which caused an increase in common stock equivalents. The Company's share repurchase program was suspended in 2000 as a result of the District Court's ruling in the antitrust litigation.

SMOKELESS TOBACCO SEGMENT

	2002	2001	2000
Net sales	**$1,447,093**	$1,406,414	$1,305,787
Operating profit	**851,835**	833,185	768,786

2002 compared with 2001

Net sales for the Smokeless Tobacco segment increased 2.9 percent to $1.447 billion and accounted for 86 percent of consolidated net sales in 2002.

The net sales increase was due to higher selling prices, partially offset by lower unit volume and higher sales incentives for moist smokeless tobacco products. Overall moist smokeless tobacco products unit volume decreased 2 percent for the year to 635.8 million cans and decreased 8.1 percent to 154.9 million cans in the fourth quarter.

Smokeless Tobacco segment net sales and unit volume results for 2002 include the effect of one less billing day as compared to 2001. On an equivalent billing day basis, net sales would have increased 4.9 percent for the year and unit volume for the year and fourth quarter would have decreased .2 percent and 1.2 percent, respectively.

Unit volume for premium moist smokeless tobacco products decreased in 2002, partially offset by an increase in non-premium products. Unit volume for premium products was affected by higher state excise taxes, a competitive price value product introduced at a deep discount and a weak economic environment. During 2002, the Company introduced three new premium products, Skoal Long Cut Berry Blend, Copenhagen Pouches and Skoal Wintergreen Pouches, which contributed approximately 13.6 million cans to unit volume results. The Company estimates that these new products had a 6.6 million can incremental effect on 2002 unit volume results. Unit volume for Red Seal, the Company's non-premium product, increased 12.8 percent in 2002 and now represents 7.8 percent of the Company's total moist smokeless tobacco unit volume.

The Company's Retail Activity Data Share & Volume Tracking System (RAD), which measures shipments from wholesale to retail, indicates that, for the year-to-date period ending December 28, 2002, total moist smokeless tobacco category shipments to retail grew 1.8 percent over the corresponding 2001 period, on a can-volume basis. The premium segment declined 2.2 percent and the price value segment increased 19.2 percent to 21.4 share points during the same period. Shipments of the Company's products to retail, per RAD, decreased .2 percent, with an overall share decline of 1.5 percentage points to 76 percent.

Cost of products sold increased 3.2 percent in 2002 as compared with the prior year. The increase was primarily due to higher unit cost for moist smokeless tobacco, which included a federal excise tax rate increase and higher leaf tobacco costs, partially offset by lower moist smokeless tobacco unit volume.

Gross profit increased 2.8 percent in 2002 due to higher selling prices, partially offset by lower unit volume for premium products and higher unit cost for moist smokeless tobacco products. The gross profit percentage decreased slightly due to increased sales of lower margin non-premium products.

Selling and advertising expenses increased in 2002 primarily due to print media spending on new product introductions and higher planned promotional spending. Indirect selling expenses increased in 2002, due to higher salaries and related expenses for the Company's field sales force. Administrative and other expenses increased in 2002, primarily due to higher legal and related costs, ongoing tobacco settlement-related charges and accelerated amortization of capitalized debt costs of $4.3 million due to the early termination of the Company's $1 billion credit facility. These increases were partially offset by the one-time benefit adjustment of $4.4 million due to a change in the Company's benefit policy and lower compensation expense of $7.5 million due to the litigation loss.

Operating profit for the Smokeless Tobacco segment increased 2.2 percent to $851.8 million, which includes the effects of one less billing day. On an equivalent billing day basis, operating profit would have increased 5.1 percent in 2002.

The Company's objective is to continue to grow the moist smokeless tobacco category by building category awareness and social acceptability of smokeless tobacco products. Competition, changes in consumer preferences, acceptance of new products and other marketing initiatives, excise taxes, the effects of possible litigation, legislative and regulatory actions may impact operating and unit volume results for the segment in the future, as well as the growth rate of the moist smokeless tobacco category.

2001 compared with 2000

Net sales for the Smokeless Tobacco segment increased 7.7 percent to $1.406 billion and accounted for 86.5 percent of consolidated net sales in 2001.

The net sales increase was mainly due to higher selling prices and higher unit volume for moist smokeless tobacco products. Overall moist smokeless tobacco products unit volume increased 2.5 percent for the year to 648.7 million cans and increased 8.3 percent to 168.6 million cans in the fourth quarter.

Smokeless Tobacco segment net sales and unit volume results included the effect of an extra billing day as compared to 2000. On an equivalent billing day basis, net sales would have increased 5.6 percent for the year and unit volume for the year and fourth quarter would have increased .6 percent and .7 percent, respectively.

UST MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Moist smokeless tobacco products unit volume results included higher unit volume for full-priced premium and non-premium products, partially offset by lower premium and non-premium promotional unit volume. Premium promotional can sales were intentionally reduced by 10.4 million cans or 33.6 percent during 2001. During 2001, the Company introduced three new products, Copenhagen Black, Rooster Wild Berry and Red Seal Long Cut Straight, which contributed approximately 9.8 million cans to unit volume results for 2001. The Company estimates that the new products in 2001 had a 2.5 million can incremental effect on unit volume.

Cost of products sold increased 5.2 percent in 2001 as compared with 2000. The increase was attributable primarily to higher unit volume and higher unit cost for moist smokeless tobacco products.

Gross profit for the Smokeless Tobacco segment increased 8.2 percent. The gross profit percentage increased slightly in 2001. Both increases were attributable to the aforementioned higher selling prices, higher full-priced can sales and lower promotional unit volume, partially offset by higher unit cost.

Selling and advertising expenses increased in 2001 as compared to 2000 primarily due to brand-building initiatives, print advertising and other promotional activities, partially offset by lower spending on trade promotions resulting from lower promotional unit volume. Indirect selling expenses also increased in 2001 primarily due to salaries and related costs, sales force training and development and market research.

Smokeless Tobacco segment administrative and other expenses increased in 2001. The increase was attributable to a full year of costs associated with the required bonding for the antitrust litigation. The increase also included higher salaries and related costs, costs for litigation settlements and higher ongoing tobacco-settlement related charges.

Operating profit for the Smokeless Tobacco segment increased 8.4 percent to $833.2 million and included the effect of the extra billing day. On an equivalent billing day basis, operating profit would have increased 5.5 percent.

During 2001, according to RAD, the Company's share of the moist smokeless tobacco category decreased .5 percentage points to 77.5 percent. Total category shipments to retail, on a can volume basis, increased 2.2 percent versus the prior year, with the premium segment remaining stable and the price value segment increasing 15.4 percent.

WINE SEGMENT

	2002	2001	2000
Net sales	$203,541	$188,858	$172,577
Operating profit	30,111	21,212	17,377

2002 compared with 2001

Wine segment net sales increased 7.8 percent to $203.5 million and represented 12.1 percent of consolidated net sales. Case volume for premium wine increased 7.5 percent and was the main driver for the net sales increase. The Company's two leading brands, Chateau Ste. Michelle and Columbia Crest, had increased case volume of 14.4 percent and 1.8 percent, respectively, and together comprised 78.5 percent of the Company's total case volume.

In 2002, the Company reaffirmed its status as one of the world's leading wine companies by placing five of its wines on *Wine Spectator* magazine's list of "Top 100 Wines of 2002." Columbia Crest Grand Estates Chardonnay achieved the Company's highest ranking at 16 on this prestigious list.

Cost of products sold increased for the Wine segment in 2002 mainly due to higher case sales, partially offset by lower unit costs. The overall gross profit percentage increased in 2002 and was attributable to the Company's long-range plan, implemented in 2002, to reduce product costs over the next several years.

Selling, advertising and administrative expenses for the Wine segment decreased in 2002. Selling and advertising spending remained stable as compared to 2001. Indirect selling expenses increased due to higher salaries and related costs. Administrative and other spending was favorable in 2002, mainly due to a gain of approximately $1 million on the sale of an underutilized facility and lower compensation expense.

The Wine segment reported an operating profit increase of 42 percent to $30.1 million.

The Company believes that the wine industry's competitive pressures relating to pricing, which include the effect of excess grape supply, will continue in 2003. Also, the favorable ratings received on its wines in 2002, new product introductions and product cost savings initiatives should drive premium case volume sales higher and grow Wine segment operating profit in the future.

2001 compared with 2000

Wine segment net sales increased 9.4 percent to $188.9 million and represented 11.6 percent of consolidated net sales. The net sales increase was attributable to higher premium case volume of 8.8 percent. The premium case volume increase was primarily driven by higher case sales for Columbia Crest and Chateau Ste. Michelle, the Company's two leading brands, which accounted for 80.1 percent of 2001 total case volume sales. Columbia Crest case volume increased 13.7 percent and Chateau Ste. Michelle increased 9.3 percent over the corresponding 2000 period. These sales gains were achieved despite softness in the hospitality sector during the fourth quarter of 2001, which was caused by the events of September 11th.

Cost of products sold increased slightly for the Wine segment in 2001, which caused a decrease in the overall gross profit percentage. However, gross profit increased 3.9 percent as the higher premium case volume sales more than offset the increase in cost.

Selling, advertising and administrative expenses for the Wine segment were lower in 2001. Selling and advertising expenses decreased primarily due to lower point of sale advertising spending, partially offset by higher media spending. Indirect selling, administrative and other spending remained stable in 2001 as higher salary and related costs were offset by the prior year costs incurred for a canceled acquisition.

The Wine segment reported an operating profit increase of 22.1 percent to $21.2 million.

ALL OTHER OPERATIONS

	2002	2001	2000
Net sales	**$32,243**	$30,743	$29,393
Operating loss	**(3,695)**	(8,907)	(15,772)

2002 compared with 2001

Net sales for all other operations increased 4.9 percent to $32.2 million and accounted for 1.9 percent of consolidated net sales. The increase in net sales was attributable to higher cigar volume in 2002, partially offset by slightly lower sales by the international operations. All other operations reported a $3.7 million operating loss as compared to an $8.9 million loss in 2001. The decrease in operating loss in 2002 was mainly due to the effects of lower legal spending on cigar-related litigation and lower selling, advertising and administrative spending.

2001 compared with 2000

Net sales for all other operations increased 4.6 percent to $30.7 million and accounted for 1.9 percent of consolidated net sales. Net sales for both the cigar and international operations showed slight increases. Overall cigar unit volume increased in 2001. All other operations reported an operating loss of $8.9 million in 2001 as compared with a $15.8 million loss in 2000. The decreased operating loss was primarily due to the absence of the write-down of cigar inventory in 2000 and lower selling, advertising, administrative and other spending in 2001.

UST MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

FINANCIAL CONDITION

LIQUIDITY

	2002	2001	2000
Cash and cash equivalents	$382,003	$271,969	$96,034
Restricted deposits	1,242,431	659,897	505,755
Total debt	1,140,000	865,875	869,175

The Company had $382 million in cash and cash equivalents at December 31, 2002, an increase of $110 million for the year.The major sources of cash were from net cash provided by operating activities of $796.6 million and the net proceeds from the issuance of senior notes of $593.3 million. The major uses of cash in 2002 were for additional restricted deposits of $582.5 million, the repayment of credit facility loans of $325.9 million and the payment of dividends of $324.2 million.

Absent the litigation loss, cash was generated by net earnings from operations, primarily from the Smokeless Tobacco segment. This cash was sufficient to fund the Company's day-to-day operational needs, dividend payments to stockholders and the Company's share repurchase program.

In 2003, the litigation liability was paid, however, the overall effect on cash and cash equivalents in 2003 will be minimal as the Company will utilize the funds held in restricted deposits, which are a component of financing activities on the Consolidated Statement of Cash Flows. At December 31, 2002, $1.242 billion in restricted deposits were held by the U.S. District Court in the qualified settlement fund, and were classified as a current asset on the Consolidated Statement of Financial Position.

Net cash provided by (used in)	2002	2001	2000
Operating activities	$796,624	$566,088	$547,036
Investing activities	(54,067)	(45,987)	(35,467)
Financing activities	(632,523)	(344,166)	(490,524)

Operating Activities

In 2002, the Consolidated Statement of Cash Flows includes the effects of the antitrust litigation loss, which affected the operating activities amounts reported for net loss, litigation liability, and deferred income taxes. Net cash provided by operating activities, as reported, was $796.6 million. Adjusting these categories for the charge recorded for the antitrust litigation, and the deferred income tax effect of additional deposits made during the year into the qualified settlement fund, net cash provided by operating activities would have been approximately $519 million. In 2001, net cash from operating activities was positively impacted by additional net earnings due to the effect of the extra billing day and an income tax refund. In 2000, net cash from operating activities was positively affected by an increase in deferred income taxes, as a result of the restricted deposits into the court-administered qualified settlement fund.

The Company carries significant amounts of leaf tobacco and grape inventories for use in the production of moist smokeless tobacco products and wine, respectively. The increases in inventories over the past several years were for leaf tobacco and wine inventories, net of usage. In 2002, the Company expended $76.8 million for leaf tobacco and related costs. Expenditures for leaf tobacco over the last three years were $253.1 million. Total costs of grapes harvested and purchased and purchases of bulk wine were $86.2 million in 2002 and $229.6 million over the last three years.

Investing Activities

The 2002 increase in net cash used in investing activities was due to higher purchases of property, plant and equipment in 2002. Over the last three years, capital expenditures for property, plant and equipment have averaged $51.8 million per year.

Major areas of capital spending from 2000 through 2002 by segment were:

Smokeless Tobacco segment
- Manufacturing, processing and packaging equipment
- Computer hardware and software
- Building renovations and additions

Wine segment
- Building additions
- Wine barrels and storage tanks
- Processing equipment

Over the past three years capital expenditures for the Smokeless Tobacco segment accounted for 58.5 percent of the consolidated total, while the Wine segment accounted for 39.6 percent and all other operations and corporate accounted for 1.9 percent.

Capital expenditures for the Smokeless Tobacco and Wine segments over the last three years were mainly focused on increasing capacity.

Financing Activities

Net cash used in financing activities increased in 2002 to $632.5 million. The increase was attributable to additional restricted deposits, repayment of loans under the terminated credit facility, lower proceeds from the issuance of stock due to fewer exercises of employee stock options and the resumption of the share repurchase program in August 2002. These increases were partially offset by net proceeds from the issuance of new senior notes.

In July 2002, the Company issued $600 million senior notes, resulting in net proceeds of $593.3 million. The proceeds from these senior notes were utilized to repay the remaining loan principal, fees and prepayment penalties associated with the terminated $1 billion credit facility, and for restricted deposits into the court-administered qualified settlement fund. The Company also utilized cash generated from operations for the additional restricted deposits during 2002. Cash dividends paid to stockholders were higher in 2002 due to the 4.3 percent increase in the 2002 dividend rate approved by the Board of Directors in December 2001 and higher common shares outstanding.

CAPITAL RESOURCES

	2002	2001	2000
Dividends paid	**$324,233**	$303,277	$287,009
Dividends per share	**1.92**	1.84	1.76

In July 2002, the Company entered into a $300 million unsecured line of credit with various financial institutions (the "New Credit Facility") comprised of a $150 million 364-day credit agreement and a $150 million three-year credit agreement. The credit agreements were entered into to primarily support commercial paper borrowings. There were no borrowings under the New Credit Facility during 2002.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. The notes mature on July 15, 2012, with semiannual interest payments.

Also in July 2002, the Company terminated its $1 billion senior secured credit facility entered into in October 2000. In October 2000, the Company borrowed $330 million of floating rate debt under the provisions of the terminated credit facility. The proceeds were used to fund the court-administered qualified settlement fund. During 2002, 2001 and 2000, the Company made scheduled quarterly principal payments under the terms of the loan facility of $.8 million per quarter. In July 2002, amounts outstanding under this loan facility were repaid.

In March 2000, the Company issued $300 million aggregate principal amount of 8.8 percent fixed rate senior notes with semiannual interest payments that mature on March 15, 2005. These notes were issued to refinance commercial paper borrowings outstanding at the time of issuance.

The Company's working capital increased at December 31, 2002 to $828.8 million as compared to $669.5 million at December 31, 2001. However, the ratio of current assets to current liabilities (current ratio) decreased significantly to 1.6 to 1, which was mainly due to the litigation liability, partially offset by the inclusion of restricted deposits in current assets. The current ratio, excluding these items, would have increased to approximately 5.2 to 1. The working capital increase in 2002 was mainly attributable to higher cash and cash equivalents.

In January 2003, the Company paid its litigation liability related to its antitrust case in the amount of $1.262 billion. The Company utilized funds held in restricted deposits in the amount of $1.242 billion and $19.7 million in cash in satisfaction of this judgment.

As a result of the charge taken in 2002 for the litigation loss, the Company reported a stockholders' deficit of approximately $47 million as of December 31, 2002. As a general matter, a company could be restricted from paying dividends or repurchasing its common stock if it were insolvent or had insufficient capital. However, in light of the Company's cash flows and the values inherent in the Company as a going concern, the Company does not anticipate that its reporting a stockholders' deficit for accounting purposes will have any negative impact on its operations, cash flows, its ability to pay dividends or repurchase its common stock pursuant to its previously announced share repurchase program.

In December 2002, the Board of Directors increased the Company's first quarter 2003 dividend to stockholders to 50 cents per share with an indicated annual rate of $2.00 per share. This represents a 4.2 percent increase over 2002.

UST MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

In August 2002, the Company resumed its stockholder approved share repurchase program as the balance of funds required to satisfy the then pending judgment were deposited with the court. In 2002, the Company expended $50.3 million under the share repurchase program. The Company expects to spend $150 million in each of the next three years to buy back its common shares. Stock prices, market conditions and other factors will determine the actual amount expended.

The Company estimates that amounts expended in 2003 for tobacco leaf purchases for moist smokeless tobacco products and grape purchases for wine will approximate amounts expended in 2002.

In 2003, expenditures under the Company's capital program are expected to be approximately $68 million.

The Company anticipates that cash generated from net earnings in 2003 will be sufficient to meet its day-to-day operational cash requirements and for the share repurchase program. The Company will utilize short-term borrowings, if necessary, to fund shortfalls from operations.

MARKET RISK DISCLOSURES

In the normal course of business, the Company is exposed to market risk, primarily in the form of interest rate risk. The Company routinely monitors this risk, and has instituted policies and procedures to minimize the adverse effects of changes in interest rates on its net earnings and cash flows. To manage borrowing costs, the Company uses fixed rate debt and derivative instruments, primarily interest rate swaps and treasury locks. All derivative contracts are for non-trading purposes, and are entered into with major reputable financial institutions with high credit ratings, thereby minimizing counterparty risk.

At December 31, 2002 and 2001, the Company had $1.1 billion and $500 million, respectively, in fixed rate senior notes and $40 million in floating rate senior notes outstanding. The fixed rate senior notes outstanding at December 31, 2002 were comprised of $600 million with an interest rate of 6.625 percent, $300 million at 8.8 percent and $200 million at 7.25 percent. Fixed rate senior notes outstanding at December 31, 2001 include the aforementioned $300 million and $200 million senior notes. In addition, the Company also had $325.9 million in floating rate debt outstanding under its $1 billion credit facility at December 31, 2001. Amounts outstanding under this credit facility were repaid in July 2002, and the $1 billion credit facility was terminated.

In order to hedge the interest rate risk on the $40 million floating rate senior notes, the Company entered into an interest rate swap to pay a fixed rate of interest (7.25 percent) and receive a floating rate of interest on the notional amount of $40 million. This swap fixes the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent. The Company also entered into an intra-day treasury lock agreement with a notional amount of $600 million, in connection with the pricing of the $600 million senior notes, in order to hedge the risk of movement in interest rates that occurred from the time the agreement was executed until the time the senior notes were priced.

The following provides a sensitivity analysis of interest rate risk and the effects of hypothetical sudden changes in the applicable market conditions on the succeeding year's earnings, based upon year-end positions. Computations of the potential effects of the hypothetical market changes are based upon various assumptions, involving interest rate levels and other variables. The fair values of the Company's fixed rate senior notes payable are sensitive to changes in interest rates. Based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2002, the fair value of the Company's fixed rate senior notes would decrease by approximately $61.4 million. Conversely, a 100 basis point decrease in that rate would increase the fair value of these notes by $66.4 million.

Taking into account the Company's floating rate senior notes payable and interest rate swap outstanding at December 31, 2002, each 100 basis point increase or decrease in the applicable market rates of interest, with all other variables held constant, would not have any effect on interest expense. This is due to the full correlation of the terms of the notes with those of the swap.

These hypothetical changes and assumptions may be different from what actually takes place in the future, and the computations do not take into account management's possible actions if such changes actually occurred over time. Considering these limitations, actual effects on future earnings could differ from those calculated above.

In addition, from time to time, the Company enters into foreign currency forward contracts to hedge the risk of variability in cash flows associated with foreign currency payments. Such payments are primarily made in connection with purchases of barrels for the Company's wine operations. There were no such contracts outstanding at December 31, 2002 or 2001.

The Company routinely invests portions of its cash in short-term commercial paper. It is the Company's policy to ensure that this commercial paper is comprised of only investment grade securities (as determined by a third-party rating agency) which mature in three months or less. These factors, along with continual monitoring of the credit status of the investee companies and securities, reduce the Company's exposure to investment risk associated with these securities. At December 31, 2002, the Company had approximately $370.2 million invested in short-term commercial paper.

ASSUMPTIONS AND ESTIMATES AFFECTING FINANCIAL STATEMENT PRESENTATION

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. In addition, estimates affect the determination of contingent assets and liabilities and their related disclosure.

The Company carries significant amounts of leaf tobacco and grape inventories for use in the production of moist smokeless tobacco products and wine. The carrying value of these inventories includes management's assessment of their estimated net realizable values. Management reviews these inventories to make judgments for potential write-downs for slow-moving, unsaleable or obsolete inventories.

Amounts recognized in the financial statements for the Company's noncontributory defined benefit pension plans are determined on an actuarial basis, which requires management to make assumptions for the expected long-term rate of return on plan assets and the discount rate used in calculating the applicable benefit obligation. The Company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based on market conditions and requirements of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions.* In 2002, the Company's expected long-term rate of return on plan assets was 9.25 percent. The Company believes this assumption was reasonable based upon asset composition, information available at the time, and historical trends. The Company used a discount rate of 6.5 percent in determining plan liabilities at December 31, 2002. This rate approximates the current rate at which pension liabilities could be effectively settled. Pension expense will significantly increase in 2003 as compared with 2002, due to lower actual returns on plan assets than expected, a lower discount rate and a lower expected long-term rate of return on plan assets. In 2003, the Company is utilizing a 6.5 percent discount rate and an 8 percent expected long-term rate of return on plan assets. The following provides a sensitivity analysis, which demonstrates the impact that adverse changes in these assumptions would have had on the Company's 2002 pension expense. A 50 basis point decrease in the expected long-term rate of return on plan assets would increase this expense by approximately $1 million, while the same basis point decrease in the discount rate would result in an increase of approximately $2.7 million.

The Company's primary business, moist smokeless tobacco, sells products with freshness dates. It is the Company's policy to accept sales returns from its customers for products that have exceeded such dates. The Company's assumptions regarding sales returns are based on historical experience and current sales trends, and there has not been a significant fluctuation between assumptions and actual return activity on a historical basis. Actual sales returns have averaged approximately 3.3 percent of moist smokeless tobacco can sales over the last three years. However, significant changes in moist smokeless tobacco can sales, promotional activities, consumer acceptance of new products and competition could affect net sales amounts in the future.

See notes to consolidated financial statements for disclosure of the Company's assessment related to pending litigation matters (see Contingencies note).

Management believes that no one single item, that includes an assumption or estimate made by management, will have a material effect on the Company's financial position or results of operations, with the exception of litigation matters, if actual results are different from that assumption or estimate.

Future events could cause actual results to differ from the Company's assumptions and estimates utilized in the preparation of the financial statements. Management exercises judgment when evaluating the use of assumptions and estimates, which include the use of specialists and quantitative and qualitative analysis. Management believes that all assumptions and estimates used in the preparation of these financial statements are reasonable based on information currently available.

AGGREGATE CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$1,140,000	$ –	$300,000	$ –	$840,000
Operating leases	42,551	10,329	12,430	4,543	15,249
Unconditional purchase obligations	500,536	95,537	123,212	100,844	180,943
Other long-term obligations	84,634	10,164	24,811	31,331	18,328
Total contractual obligations	$1,767,721	$116,030	$460,453	$136,718	$1,054,520

The above table represents the Company's total contractual obligations as of December 31, 2002. Unconditional purchase obligations relate primarily to contractual commitments for the purchase of grapes and leaf tobacco for use in the production of wine and moist smokeless tobacco products, respectively. Other long-term obligations relate to minimum amounts payable under the Smokeless Tobacco Master Settlement Agreement.

UST MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

CONTROLS AND PROCEDURES

The Company, under the direction of the Chief Executive Officer and Chief Financial Officer, has reviewed and evaluated its disclosure controls and procedures and believes, as of the date of management's evaluation, that the Company's disclosure controls and procedures are reasonably designed to be effective for the purposes for which they are intended. The review and evaluation was performed within 90 days prior to the filing of its Annual Report on Form 10-K.

There have not been any significant changes in the Company's internal controls or any other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 ("the Act") provides a safe harbor for forward-looking information made on behalf of the Company. All statements, other than statements of historical facts, which address activities or actions that the Company expects or anticipates will or may occur in the future, and growth of the Company's operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.

Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, changes in consumer preferences, wholesaler ordering patterns, consumer acceptance of new product introductions and other marketing initiatives, uncertainties associated with ongoing and future litigation, legal and regulatory initiatives (including those described under Items 1 and 3 of the Company's Annual Report on Form 10-K, in the Form 8-Ks and in the quarterly Form 10-Qs), and conditions in the capital markets. Forward-looking statements made by the Company are based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other factors beyond the control of the Company, actual results may differ from those in the forward-looking statements. The forward-looking statements speak only as to the date when they are made.

UST CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	2002	2001	2000
Net Sales	$1,682,877	$1,626,015	$1,507,757
Costs and Expenses			
Cost of products sold	321,533	312,304	294,802
Excise taxes	43,544	37,277	35,277
Selling, advertising and administrative	455,513	443,406	424,955
Total Costs and Expenses	820,590	792,987	755,034
Operating Income	862,287	833,028	752,723
Litigation Loss	1,260,510	–	–
Interest, net	46,140	33,760	34,288
(Loss) Earnings Before Income Taxes	(444,363)	799,268	718,435
Income Tax (Benefit) Expense	(172,894)	307,666	276,549
Net (Loss) Earnings	$(271,469)	$491,602	$441,886
Net (Loss) Earnings Per Share			
Basic	$(1.61)	$2.99	$2.71
Diluted	$(1.61)	$2.97	$2.70
Average Number of Shares			
Basic	168,786	164,250	163,181
Diluted	168,786	165,682	163,506

See Notes to Consolidated Financial Statements.

UST CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands)

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$382,003	$271,969
Accounts receivable	77,617	85,423
Inventories	535,704	493,820
Deferred income taxes	29,181	16,855
Restricted deposits	1,242,431	–
Prepaid expenses and other current assets	24,331	23,892
Total current assets	2,291,267	891,959
Property, plant and equipment, net	389,866	369,568
Deferred income taxes	35,186	–
Restricted deposits	–	659,897
Other assets	48,956	90,278
Total assets	$2,765,275	$2,011,702
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Current portion of long-term debt	$ –	$3,300
Accounts payable and accrued expenses	183,647	171,610
Income taxes payable	18,285	47,552
Litigation liability	1,260,510	–
Total current liabilities	1,462,442	222,462
Long-term debt	1,140,000	862,575
Postretirement benefits other than pensions	81,467	81,679
Deferred income taxes	–	183,524
Other liabilities	128,356	80,400
Contingencies (see note)	–	–
Total liabilities	2,812,265	1,430,640
Stockholders' (deficit) equity		
Capital stock[1]	102,720	101,710
Additional paid-in capital	696,905	635,380
Retained earnings	320,288	915,990
Accumulated other comprehensive loss	(62,879)	(18,256)
	1,057,034	1,634,824
Less treasury stock[2]	1,104,024	1,053,762
Total stockholders' (deficit) equity	(46,990)	581,062
Total liabilities and stockholders' (deficit) equity	$2,765,275	$2,011,702

(1) Common Stock par value $.50 per share: Authorized — 600 million shares; Issued — 205,439,046 shares in 2002 and 203,420,506 shares in 2001. Preferred Stock par value $.10 per share: Authorized — 10 million shares; Issued — None.

(2) 37,419,861 shares in 2002 and 35,821,600 shares in 2001.

See Notes to Consolidated Financial Statements.

UST CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	2002	2001	2000
Operating Activities			
Net (loss) earnings	$(271,469)	$491,602	$441,886
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Depreciation and amortization	49,653	43,196	39,603
Deferred income taxes	(207,008)	(7,478)	198,578
Changes in operating assets and liabilities:			
Accounts receivable	7,806	(2,725)	(18,349)
Inventories	(41,884)	(44,536)	(45,815)
Prepaid expenses and other assets	8,448	(7,184)	(26,208)
Accounts payable, accrued expenses and other liabilities	14,389	20,877	16,357
Tax benefits from the exercise of stock options	5,446	10,262	1,190
Income taxes	(29,267)	62,074	(60,206)
Litigation liability	1,260,510	–	–
Net cash provided by operating activities	796,624	566,088	547,036
Investing Activities			
Purchases of property, plant and equipment	(57,214)	(47,230)	(51,075)
Dispositions of property, plant and equipment	3,147	1,243	15,608
Net cash used in investing activities	(54,067)	(45,987)	(35,467)
Financing Activities			
Proceeds from debt	593,292	–	630,000
Repayment of debt	(325,875)	(3,300)	(242,790)
Restricted deposits	(582,534)	(154,142)	(505,755)
Proceeds from the issuance of stock	57,089	116,553	12,500
Dividends paid	(324,233)	(303,277)	(287,009)
Stock repurchased	(50,262)	–	(97,470)
Net cash used in financing activities	(632,523)	(344,166)	(490,524)
Increase in cash and cash equivalents	110,034	175,935	21,045
Cash and cash equivalents at beginning of year	271,969	96,034	74,989
Cash and cash equivalents at end of year	$382,003	$271,969	$96,034
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Income taxes	$67,733	$284,822	$137,658
Interest	52,280	68,189	39,286

See Notes to Consolidated Financial Statements.

UST CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' (Deficit) Equity	Comprehensive Income (Loss)
Balance at December 31, 1999	$104,468	$526,676	$861,816	$(12,277)	$(1,279,879)	$200,804	
Comprehensive income:							
Net earnings	–	–	441,886	–	–	441,886	$441,886
Other comprehensive loss, net of tax:							
Foreign currency translation adjustment	–	–	–	(66)	–	(66)	(66)
Minimum pension liability adjustment	–	–	–	(1,263)	–	(1,263)	(1,263)
Other comprehensive loss							(1,329)
Comprehensive income							$440,557
Cash dividends — $1.76 per share	–	–	(287,009)	–	–	(287,009)	
Exercise of stock options — 801,100 shares and issuance of restricted stock — 5,550 shares	404	11,738	–	–	–	12,142	
Income tax benefits and decrease in receivables from exercise of stock options	–	1,548	–	–	–	1,548	
Stock repurchased — 4,692,100 shares	–	–	–	–	(97,470)	(97,470)	
Retirement of treasury stock — 5,000,000 shares	(2,500)	(12,966)	(131,619)	–	147,085	–	
Balance at December 31, 2000	102,372	526,996	885,074	(13,606)	(1,230,264)	270,572	
Comprehensive income:							
Net earnings	–	–	491,602	–	–	491,602	$491,602
Other comprehensive loss, net of tax:							
Cumulative effect of accounting change — SFAS No. 133	–	–	–	(374)	–	(374)	(374)
Net deferred loss on cash flow hedges	–	–	–	(1,000)	–	(1,000)	(1,000)
Foreign currency translation adjustment	–	–	–	(933)	–	(933)	(933)
Minimum pension liability adjustment	–	–	–	(2,343)	–	(2,343)	(2,343)
Other comprehensive loss							(4,650)
Comprehensive income							$486,952
Cash dividends — $1.84 per share	–	–	(303,277)	–	–	(303,277)	
Exercise of stock options — 4,671,800 shares and issuance of restricted stock — 5,470 shares	2,338	123,486	–	–	–	125,824	
Income tax benefits, net of increase in receivables from exercise of stock options	–	991	–	–	–	991	
Retirement of treasury stock — 6,000,000 shares	(3,000)	(16,093)	(157,409)	–	176,502	–	
Balance at December 31, 2001	101,710	635,380	915,990	(18,256)	(1,053,762)	581,062	
Comprehensive loss:							
Net loss	–	–	(271,469)	–	–	(271,469)	$(271,469)
Other comprehensive loss, net of tax:							
Net deferred loss on cash flow hedges	–	–	–	(3,199)	–	(3,199)	(3,199)
Foreign currency translation adjustment	–	–	–	(920)	–	(920)	(920)
Minimum pension liability adjustment	–	–	–	(40,504)	–	(40,504)	(40,504)
Other comprehensive loss							(44,623)
Comprehensive loss							$(316,092)
Cash dividends — $1.92 per share	–	–	(324,233)	–	–	(324,233)	
Exercise of stock options — 2,013,000 shares and issuance of restricted stock — 5,540 shares	1,010	55,037	–	–	–	56,047	
Income tax benefits and decrease in receivables from exercise of stock options	–	6,488	–	–	–	6,488	
Stock repurchased — 1,598,261 shares	–	–	–	–	(50,262)	(50,262)	
Balance at December 31, 2002	$102,720	$696,905	$320,288	$(62,879)	$(1,104,024)	$(46,990)	

See Notes to Consolidated Financial Statements.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts or where otherwise noted)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the consolidated financial statements are appropriate, however actual results may differ from these estimates. The consolidated financial statements include the accounts of the Company and all of its subsidiaries after the elimination of intercompany accounts and transactions. An investment in a majority-owned partnership, where the Company is a limited partner, is accounted for by the equity method and is carried at an amount equal to the Company's interest in the underlying net assets.

The estimated fair values of amounts reported in the consolidated financial statements have been determined by using available market information or appropriate valuation methodologies. All current assets and current liabilities are carried at their fair values, which approximate market value, because of their short-term nature. The fair values of long-term assets and long-term liabilities approximate their carrying values, with the exception of the Company's senior notes (see Borrowing Arrangements note).

Certain prior year amounts reported on the Consolidated Statement of Operations have been reclassified to conform to the 2002 presentation.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable and collectability is reasonably assured. The Company's revenues are derived principally from the sale of moist smokeless tobacco products and premium wines with immaterial sales from other products. Revenue from the sale of moist smokeless tobacco products is recognized, net of any discounts or rebates granted, when title passes, which corresponds with the arrival of the shipments at the customer's location. Revenue from the sale of wine is recognized, net of allowances, at the time products are shipped to customers. Revenue from the sale of all other products is predominantly recognized when title passes, which occurs at the time of shipment to customers.

Shipping and handling costs incurred by the Company in connection with products sold are included in "cost of products sold" on the Consolidated Statement of Operations.

Cash and Cash Equivalents

Cash equivalents are amounts invested in highly liquid instruments with maturities of three months or less when acquired.

Inventories

Inventories are stated at lower of cost or market. The major portion of leaf tobacco costs is determined by the last-in, first-out (LIFO) method. The cost of the remaining inventories is determined by the first-in, first-out (FIFO) and average cost methods. Leaf tobacco and wine inventories are included in current assets as a standard industry practice, notwithstanding the fact that such inventories are carried for several years for the purpose of curing and aging.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on estimated salvage values, where applicable, and the estimated useful lives of the assets which range from 5 to 40 years. Improvements are capitalized if they extend the useful lives of the related assets, while repairs and maintenance are expensed when incurred. Long-lived assets are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

Income Taxes

Income taxes are provided on all revenue and expense items included in the Consolidated Statement of Operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock Options

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS or Statement) No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation,* in 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, which was originally provided under SFAS No. 123. The Statement also improves the timeliness of disclosures by requiring the information to be included in interim as well as annual financial statements. The adoption of these disclosure provisions had no impact on the Company's 2002 consolidated results of operations, financial position or cash flows.

At December 31, 2002, the Company maintained three stock-based employee compensation plans (see Stock Options note). The Company accounts for these employee stock compensation plans in accordance with the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* No stock-based employee compensation expense is reflected in net (loss) earnings as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Consistent with the method described in SFAS No. 123, if compensation expense for the Company's plans had been determined based on the fair value at the grant dates for awards under its plans, net (loss) earnings and (loss) earnings per share would have been (increased) reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net (loss) earnings:			
As reported	$(271,469)	$491,602	$441,886
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect	(4,422)	(4,896)	(6,566)
Pro forma	$(275,891)	$486,706	$435,320
Basic (loss) earnings per share:			
As reported	$(1.61)	$2.99	$2.71
Pro forma	$(1.63)	$2.96	$2.67
Diluted (loss) earnings per share:			
As reported	$(1.61)	$2.97	$2.70
Pro forma	$(1.63)	$2.95	$2.66

Foreign Currency Translation

In connection with foreign operations with functional currencies other than the U.S. dollar, assets and liabilities are translated at current exchange rates, while income and expenses are translated at the average rates for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss.

(Loss) Earnings Per Share

Basic (loss) earnings per share is calculated by dividing net (loss) earnings by the weighted-average number of common shares outstanding during the period. The diluted earnings per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period. The diluted loss per share computation excludes all potential common shares, as their effect is antidilutive.

Accounting Pronouncements

Effective January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* The Company ceased amortization of its goodwill, as required, which did not materially impact its results of operations, financial position or cash flows. The Company performed the transitional goodwill impairment test (as of January 1, 2002), as well as the annual test for 2002, as required by the Statement, on its applicable reporting units. As the estimated fair values of these reporting units exceeded their respective net book values, including goodwill, no impairment charge was recognized. The Company performs an impairment review of its goodwill balances at least annually, or more frequently, if certain defined indicators exist.

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective January 1, 2002, which provides a single accounting model for measuring impairment of long-lived assets and the disposal of such assets. Provisions outlined in this Statement supersede SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and certain provisions of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* The adoption of SFAS No. 144 had no impact on the Company's consolidated results of operations, financial position or cash flows.

The Company adopted Emerging Issues Task Force (EITF) Issue No. 01-9, *Accounting For Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products,* effective January 1, 2002. This Issue requires that costs associated with certain Company sales incentives be reclassified from selling, advertising and administrative expenses to a reduction in net sales for all periods presented on the Consolidated Statement of Operations. The income statement reclassification required by this Issue had no effect on the Company's previously reported consolidated operating income or net earnings.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the consolidated financial results of the Company.

INVENTORIES

	December 31	
	2002	2001
Leaf tobacco	**$214,142**	$215,728
Products in process	**210,851**	171,730
Finished goods	**92,126**	88,978
Other materials and supplies	**18,585**	17,384
	$535,704	$493,820

At December 31, 2002 and 2001, $213.9 million and $215.6 million, respectively, of leaf tobacco inventories were valued using the LIFO method. The average costs of these inventories were greater than the amounts at which these inventories were carried in the Consolidated Statement of Financial Position by $63.9 million and $58.5 million, respectively.

PROPERTY, PLANT AND EQUIPMENT, NET

	December 31	
	2002	2001
Land	**$22,715**	$22,126
Buildings	**272,328**	261,208
Machinery and equipment	**441,051**	406,878
	736,094	690,212
Less allowances for depreciation	**346,228**	320,644
	$389,866	$369,568

Depreciation expense was $35.2 million for 2002, $35 million for 2001 and $36.5 million for 2000.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMMITMENTS

Purchase Agreements

At December 31, 2002, the Company had entered into unconditional purchase obligations in the form of contractual commitments. Unconditional purchase obligations are commitments that are noncancelable or cancelable only under certain predefined conditions.

The Company is obligated to make payments in the upcoming year of approximately $31.8 million for leaf tobacco to be used in the production of moist smokeless tobacco products. Additionally, in connection with the acquisition of manufacturing machinery and equipment, the Company has a commitment to spend approximately $1.2 million during 2003.

The Company is obligated to make future payments for purchases and processing of grapes for use in the production of wine, based upon estimated yields and market conditions, as follows:

	2003	2004	2005	2006	2007	Thereafter	Total
Grape commitments	$62,098	$62,660	$59,678	$55,095	$45,749	$180,943	$466,223

In addition, the Company has a commitment to spend a minimum of approximately $.4 million in each of the next three years under an advertising-related contract.

Operating Leases

The Company leases certain property and equipment under various operating lease arrangements. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2002:

	2003	2004	2005	2006	2007	Thereafter	Total
Lease commitments	$9,973	$7,830	$4,600	$2,906	$1,637	$15,249	$42,195

Lease expense for the years 2002, 2001 and 2000 was $12.8 million, $13.6 million and $11.2 million, respectively.

RESTRICTED DEPOSITS

At December 31, 2002 and 2001, the Company had $1.242 billion and $513.2 million, respectively, on deposit in a qualified settlement fund with the U.S. District Court in connection with the antitrust litigation involving the Company's smokeless tobacco subsidiary (see Other Matters note). In addition, the Company had $146.7 million on deposit at December 31, 2001 in a restricted collateral account established by the lenders of the terminated $1 billion credit facility (see Borrowing Arrangements note).

During 2002, $572.1 million of additional funds were added to the restricted deposits, in addition to the interest income earned on the invested amounts, net of taxes paid. The Company utilized a portion of its net proceeds from its senior notes issued on July 15, 2002 (see Borrowing Arrangements note) and cash from operations for these deposits.

In January 2003, deposits held in the qualified settlement fund, along with additional cash of $19.7 million, was utilized to pay the antitrust judgment.

OTHER ASSETS

	December 31	
	2002	2001
Prepaid pension costs	$ –	$29,818
Partnership investments	4,913	16,270
Capitalized debt costs	9,041	13,369
Goodwill	4,393	4,393
Other	30,609	26,428
	$48,956	$90,278

Capitalized debt costs as of December 31, 2002 and 2001 included applicable fees incurred in connection with the Company's senior notes and credit facilities outstanding as of such dates. These costs are being amortized over their applicable terms (see Borrowing Arrangements note).

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31	
	2002	2001
Trade accounts payable	**$62,348**	$55,991
Employee compensation and benefits	**47,743**	59,508
Interest payable on long-term debt	**27,371**	9,713
Tobacco settlement-related charges	**11,798**	10,690
Other accrued expenses	**34,387**	35,708
	$183,647	$171,610

BORROWING ARRANGEMENTS

Long-term debt, less current maturities, consisted of the following:

	December 31			
	2002		2001	
	Carrying Value	**Fair Value**[1]	Carrying Value	Fair Value[1]
Credit facility borrowing[2]	**$ –**	**$ –**	$325,875	$325,875
Senior notes, due March 15, 2005	**300,000**	**333,576**	300,000	325,922
Senior notes, due June 1, 2009	**240,000**	**261,083**	240,000	245,744
Senior notes, due July 15, 2012	**600,000**	**641,753**	–	–
	1,140,000	**1,236,412**	865,875	897,541
Less current maturities	**–**	**–**	(3,300)	(3,300)
	$1,140,000	**$1,236,412**	$862,575	$894,241

(1) Represents amount at which liability could effectively be settled as of the respective year-end date. Calculation of this value is based upon present value of future cash flows.

(2) This credit facility was terminated in July 2002.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. These notes mature on July 15, 2012, with semiannual interest payments. Approximately $4.8 million of the costs associated with the issuance of the notes were capitalized and are being amortized over the term of the notes.

The Company used a portion of the net proceeds from the $600 million senior notes to repay the remaining principal, fees and prepayment penalties associated with the $1 billion financing arrangement (the "Credit Facility") in the amount of $325.8 million. In July 2002, the Credit Facility was terminated and the $7.3 million in related unamortized debt costs were expensed.

Also in July 2002, the Company entered into a $300 million unsecured line of credit with various financial institutions (the "New Credit Facility"), comprised of a $150 million 364-day credit agreement and a $150 million three-year credit agreement. These credit agreements were executed primarily to support commercial paper borrowings. The Company had no commercial paper borrowings at December 31, 2002 or 2001. Costs of approximately $2.7 million associated with the New Credit Facility have been capitalized and are being amortized over their applicable terms. There were no borrowings under the New Credit Facility at December 31, 2002. The New Credit Facility requires the maintenance of certain financial ratios and the payment of commitment and administrative fees. As of December 31, 2002, the Company is in compliance with all covenants under the terms of the New Credit Facility. Commitment fees for the 364-day and the three-year credit agreements are .25 percent and .375 percent of the unused portion per annum, respectively.

The Credit Facility, which was entered into in 2000 with various financial institutions, was comprised of a $300 million 364-day credit facility, a $370 million three-year term loan facility and a $330 million four and one-third year term loan facility. The Company had borrowed the $330 million term loan in 2000 and deposited it with the U.S. District Court to satisfy the bonding requirement for the antitrust litigation (see Restricted Deposits note). During the years ended December 31, 2002, 2001 and 2000, the Company made scheduled principal payments totaling $1.7 million (prior to termination), $3.3 million and $.8 million, respectively. At December 31, 2001, the effective annual interest rate on the outstanding balance was 4.375 percent. Commitment fees associated with the Credit Facility were based upon unused capacity and were calculated as follows: .5 percent per annum on the 364-day revolving credit facility and .875 percent per annum on the three-year term loan. Commitment fees incurred were $2.6 million, $4.8 million and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In March 2000, the Company issued $300 million aggregate principal amount of 8.8 percent fixed rate senior notes. These notes mature on March 15, 2005, with interest payable semiannually.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

BORROWING ARRANGEMENTS, continued

These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively. To hedge the interest rate risk on the $40 million floating rate debt, the Company executed an interest rate swap, effectively fixing the rate at 7.25 percent (see Derivative Instruments and Hedging Activities note).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company monitors and manages risk associated with changes in interest rates and, to a lesser extent, foreign currency exchange rates. The Company's risk management policy involves increasing its liquidity and maintaining its financial flexibility by reducing or transferring risk exposure at appropriate costs. The Company does so, from time to time, by entering into derivative financial instruments to hedge against exposure to these risks. The Company has implemented risk management controls and limits to monitor its risk position and ensure that hedging performance is in line with Company objectives.

The Company's risk management policy does not permit the use of complex multi-faceted derivative instruments or compound derivative instruments without the approval of the Board of Directors. In addition, the policy does not permit the use of leveraged financial instruments. The Company does not use derivatives for trading or speculative purposes. The Company mitigates the risk of non-performance by a counterparty by using only major reputable financial institutions with high credit ratings.

All derivatives are recognized as either assets or liabilities in the Consolidated Statement of Financial Position with measurement at fair value, and changes in the fair values of derivative instruments are reported in either net earnings or other comprehensive income depending on the designated use of the derivative and whether it meets the criteria for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the related effects on the consolidated financial statements is subject to their hedge designation and whether they meet effectiveness standards.

The Company has hedged the interest rate risk on its $40 million aggregate principal amount of floating rate senior notes with a ten-year interest rate swap having a notional amount of $40 million and quarterly settlement dates over the term of the contract. The Company pays a fixed rate of 7.25 percent and receives a floating rate of three-month LIBOR plus 90 basis points on the notional amount. This interest rate swap has been designated as a cash flow hedge, and changes in the cash flows from the swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the $40 million debt principal (see Borrowing Arrangements note). The fair value of the swap at December 31, 2002 and 2001 was a net liability of $6.5 million and $2.1 million, respectively, based on dealer quotes, considering current market rates and was included in "other liabilities" on the Consolidated Statement of Financial Position. "Accumulated other comprehensive loss" at December 31, 2002 and 2001 included the accumulated loss on the cash flow hedge (net of taxes) of $4.2 million and $1.4 million, respectively. This reflects $2.8 million and $1 million (net of taxes) of other comprehensive loss recognized for the year ended December 31, 2002 and 2001, respectively, in connection with the change in fair value of the swap.

In July 2002, the Company entered into an intra-day treasury lock agreement with a notional amount of $600 million, in connection with the pricing of the $600 million senior notes (see Borrowing Arrangements note). This instrument was used to hedge the risk of movement in interest rates that occurred from the time the agreement was executed until the time the senior notes were priced. The treasury lock agreement was unwound simultaneously with the pricing of the senior notes, resulting in an immaterial loss, which has been recorded in accumulated other comprehensive loss and is being amortized over the life of the senior notes as an adjustment to interest expense.

In addition, from time to time, the Company has entered into foreign currency forward contracts, designated as cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with firm commitments to purchase oak barrels for its wine operations. There were no such contracts outstanding at December 31, 2002 or 2001.

There were no other derivative contracts at December 31, 2002, with the exception of forward contracts to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in wine production. These forward contracts meet the normal purchases exception, exempting them from SFAS No. 133 accounting and reporting.

CAPITAL STOCK

The Company has two classes of capital stock, preferred stock and common stock. Preferred stock carries a par value of $.10 and no shares have been issued. Common stock carries a $.50 par value. Authorized preferred stock is 10 million shares and authorized common stock is 600 million shares.

Common stock issued and outstanding at December 31, 2002 and 2001 was 205,439,046 shares and 203,420,506 shares, respectively. Treasury shares held at December 31, 2002 and 2001 were 37,419,861 shares and 35,821,600 shares, respectively. In May 2001, the Company canceled 6 million shares held in treasury, in connection with the establishment of the 2001 Stock Option Plan (see Stock Options note).

In August 2002, the Company resumed its share repurchase program as the balance of the funds required to satisfy the then pending judgment were deposited with the court. During the year ended December 31, 2002, the Company repurchased a total of 1.6 million shares at a cost of $50.3 million under this program. These repurchases were made pursuant to authorization by the Board of Directors to repurchase the Company's common stock up to a maximum of 20 million shares. As of December 31, 2002, 8.8 million shares have been repurchased at a cost of $213.1 million under this program. The Company did not repurchase any shares of its common stock during the year ended December 31, 2001, as the Company's share repurchase program was suspended due to the antitrust litigation.

CAPITAL STOCK, continued

In connection with the Nonemployee Directors' Restricted Stock Award Plan, up to 200,000 shares of the Company's common stock may be granted to nonemployee directors. During 2002, 5,540 shares of the Company's common stock were issued under this plan with a weighted-average grant date fair value of $33.84 per share.

Events causing changes in the issued and outstanding shares are described in the Consolidated Statement of Changes in Stockholders' (Deficit) Equity.

STOCK OPTIONS

In May 2001, the Company's stockholders approved the 2001 Stock Option Plan, authorizing that 6 million shares of the Company's common stock be reserved for issuance under the plan. The Company maintains two additional stock option plans, the 1992 Stock Option Plan and a Nonemployee Directors' Stock Option Plan. Under the Company's current plans, options may be granted at not less than the fair market value on the date of grant and therefore no compensation expense is recognized for the stock options granted.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected dividend yield	5.0%	6.5%	7.0%
Risk-free interest rate	4.9%	4.5%	6.1%
Expected volatility	17.2%	30.3%	31.2%
Expected life of option	7.5 years	7.5 years	7.5 years

Under the 2001 and 1992 Stock Option Plans, 6 million and 10.4 million shares, respectively, were originally authorized for grant and options first become exercisable, in ratable installments or otherwise, over a period of one to five years from the date of grant and may be exercised up to a maximum of ten years from the date of grant using various payment methods. In May 2000, the Company's stockholders approved an amendment to the 1992 Stock Option Plan, increasing the number of shares authorized for grant by 5 million, to be issued over the plan's remaining term. Under the Nonemployee Directors' Stock Option Plan, 200,000 shares were authorized for grant, and options first become exercisable six months from the date of grant, may be exercisable up to a maximum of ten years from the date of grant and must be paid in full at the time of the exercise.

At December 31, 2002, 6 million shares were available for grant under the 2001 Stock Option Plan and 31,500 shares were available for grant under the Nonemployee Directors' Stock Option Plan, while no shares were available under the 1992 Stock Option Plan.

Receivables from the exercise of stock options in the amount of $21.5 million in 2002, $22.5 million in 2001 and $13.3 million in 2000 have been deducted from stockholders' (deficit) equity.

The following table presents a summary of the Company's stock option activity and related information for the years ended December 31 (options in thousands):

	2002		2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	14,257.8	$27.64	17,537.4	$26.95	15,321.5	$28.74
Granted	751.1	40.93	1,563.8	32.28	3,119.0	15.06
Exercised	(2,013.0)	27.75	(4,671.8)	26.90	(801.1)	15.02
Forfeited	(89.1)	22.68	(149.0)	19.93	(100.2)	26.28
Expired	(81.3)	30.81	(22.6)	24.19	(1.8)	14.74
Outstanding at end of year	12,825.5	$28.41	14,257.8	$27.64	17,537.4	$26.95
Exercisable at end of year	10,169.3	$28.31	10,365.1	$29.16	13,008.1	$29.54
Weighted-average fair value of options granted during the year		$4.90		$5.13		$2.60

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCK OPTIONS, continued

The following table summarizes information about stock options outstanding at December 31, 2002 (options in thousands):

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$15.06-15.53	2,304.7	7.5 years	$15.06	1,391.6	$15.07
25.50-35.25	9,772.7	4.8 years	30.60	8,767.2	30.40
40.07-40.94	748.1	9.3 years	40.93	10.5	40.07
$15.06-40.94	12,825.5	5.6 years	$28.41	10,169.3	$28.31

ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of comprehensive (loss) income that relate to the Company are net (loss) earnings, foreign currency translation adjustments, minimum pension liability adjustments and the change in the fair value of derivatives designated as effective cash flow hedges, all of which are presented in the Consolidated Statement of Changes in Stockholders' (Deficit) Equity. Changes in accumulated other comprehensive (loss) income are recorded directly to stockholders' (deficit) equity and do not affect the net (loss) earnings or cash flows of the Company.

Accumulated other comprehensive loss consists of the following components, net of taxes:

	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Fair Value of Derivative Instruments Adjustment	Accumulated Other Comprehensive Loss
Balance at December 31, 1999	$(2,481)	$(9,796)	$ –	$(12,277)
Net change for the year	(66)	(1,263)	–	(1,329)
Balance at December 31, 2000	(2,547)	(11,059)	–	(13,606)
Cumulative effect of accounting change — SFAS No. 133	–	–	(374)	(374)
Net change for the year	(933)	(2,343)	(1,000)	(4,276)
Balance at December 31, 2001	(3,480)	(13,402)	(1,374)	(18,256)
Net change for the year	(920)	(40,504)	(3,199)	(44,623)
Balance at December 31, 2002	$(4,400)	$(53,906)	$(4,573)	$(62,879)

The net change for the year in foreign currency translation adjustment is reflected net of tax benefits of $495, $503 and $36 in 2002, 2001 and 2000, respectively. The net change for the year in minimum pension liability adjustment is reflected net of tax benefits of $21,810, $1,261 and $680 in 2002, 2001 and 2000, respectively. The net change for the year in the fair value of derivative instruments is reflected net of tax benefits totaling $1,723 in 2002 and $740 in 2001, which also includes the cumulative effect of accounting change (for adoption of SFAS No. 133).

EMPLOYEE BENEFIT AND COMPENSATION PLANS

The Company and its subsidiaries maintain a number of noncontributory defined benefit pension plans covering substantially all employees over age 21 with at least one year of service. The Company's funding policy for its funded plans is to contribute an amount sufficient to meet or exceed Employee Retirement Income Security Act of 1974 (ERISA) minimum requirements. The Company also maintains unfunded plans providing pension and additional benefits for certain employees.

The Company and certain of its subsidiaries also maintain a number of postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have attained certain age and service requirements upon retirement. The health care benefits are subject to deductibles, co-insurance and in some cases flat dollar contributions which vary by plan, age and service at retirement. All life insurance coverage is noncontributory.

The following table represents a reconciliation of the plans at December 31:

	Pension Plans		Postretirement Benefits Other than Pensions	
	2002	2001	**2002**	2001
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$361,810**	$333,535	**$68,829**	$61,395
Service cost	**12,548**	10,935	**3,613**	3,458
Interest cost	**25,673**	24,793	**4,454**	4,096
Plan participants' contributions	**–**	–	**42**	41
Plan amendments	**625**	599	**(11,299)**	(356)
Actuarial loss	**24,626**	10,113	**7,778**	3,616
Benefits paid	**(18,137)**	(18,165)	**(3,812)**	(3,421)
Benefit obligation at end of year	**$407,145**	$361,810	**$69,605**	$68,829
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$260,838**	$279,882	**–**	–
Actual return on plan assets	**(21,715)**	(6,275)	**–**	–
Employer contributions	**7,168**	6,602	**–**	–
Benefits paid	**(18,137)**	(18,165)	**–**	–
Administrative expenses	**(1,085)**	(1,206)	**–**	–
Fair value of plan assets at end of year	**$227,069**	$260,838	**–**	–
Funded Status				
Funded status at end of year	**$(180,076)**	$(100,972)	**$(69,605)**	$(68,829)
Unrecognized actuarial loss/(gain)	**138,502**	73,016	**4,780**	(3,029)
Unrecognized prior service cost	**(404)**	(1,094)	**(16,642)**	(9,821)
Unrecognized transition obligation	**181**	396	**–**	–
Accrued benefit cost	**$(41,797)**	$(28,654)	**$(81,467)**	$(81,679)
Amounts Recognized in the Consolidated Statement of Financial Position:				
Prepaid benefit asset	**$ –**	$29,818	**$ –**	$ –
Accrued benefit liability	**(126,386)**	(81,443)	**(81,467)**	(81,679)
Intangible asset	**1,656**	2,352	**–**	–
Accumulated other comprehensive loss	**82,933**	20,619	**–**	–
Net amount recognized	**$(41,797)**	$(28,654)	**$(81,467)**	$(81,679)

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EMPLOYEE BENEFIT AND COMPENSATION PLANS, continued

The weighted-average assumptions used for the year ended December 31 were:

	Pension Plans		Postretirement Benefits Other than Pensions	
	2002	2001	2002	2001
Discount rate	6.50%	7.25%	6.50%	7.25%
Expected return on plan assets	9.25%	9.50%	–	–
Rate of compensation increase	4.80%	4.80%	–	–

The rate of increase in per capita costs of covered health care benefits is assumed to be 9 percent for 2003 and is assumed to decrease gradually to 4.5 percent by the year 2007 and remain at that level thereafter.

Net periodic benefit cost for the year ended December 31 includes the following components:

	Pension Plans			Postretirement Benefits Other than Pensions		
	2002	2001	2000	2002	2001	2000
Service cost	$12,548	$10,935	$10,100	$3,613	$3,458	$3,057
Interest cost	25,673	24,793	23,811	4,454	4,096	4,227
Expected return on plan assets	(22,411)	(24,751)	(27,271)	–	–	–
Amortization of unrecognized transition obligation	215	118	(247)	–	–	–
Amortization of prior service cost	(65)	(144)	(228)	(4,478)	(3,432)	(3,404)
Recognized actuarial loss/(gain)	4,351	2,485	1,885	(30)	(741)	(382)
Net periodic benefit cost	$20,311	$13,436	$8,050	$3,559	$3,381	$3,498

A plan's projected benefit obligation (PBO) represents the present value of the pension obligation assuming salary increases. A plan's accumulated benefit obligation (ABO) represents this obligation based upon current salary levels. The PBO and ABO for the pension plans with accumulated benefit obligations in excess of plan assets were $407.1 million and $353 million, respectively, as of December 31, 2002, and $170.1 million and $156.8 million, respectively, as of December 31, 2001. The fair value of plan assets for such plans as of December 31, 2002 and 2001 was $227.1 million and $76.1 million, respectively. The Company's unfunded plans, maintained to provide additional benefits for certain employees, accounted for $90.6 million and $80.8 million of the PBO and ABO, respectively, at December 31, 2002.

Other liabilities include the noncurrent portion of the pension liabilities at December 31, 2002 and 2001 of $120.9 million and $75.9 million, respectively.

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. To illustrate, a one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $9.4 million and increase the service and interest cost components of expense by approximately $1.4 million. A one-percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 2002 by approximately $8.2 million and decreased the service and interest components of expense by approximately $1.2 million.

Plan assets of the Company's pension plans include marketable equity securities, including common stock of the Company, and corporate and government debt securities. At December 31, 2002 and 2001, the fund held 1.3 million shares of the Company's common stock having a market value of $42.8 million and $44.8 million, respectively. Dividends paid on shares held by the fund were $2.5 million and $2.4 million in 2002 and 2001, respectively.

The Company sponsors a defined contribution plan (Employees' Savings Plan) covering substantially all of its employees. Employees are eligible to participate in the plan from the commencement of their employment provided they are scheduled to work at least 1,000 hours per year. Company contributions are based upon participant contributions and begin upon completion of one year of service. The expense associated with Company contributions was $5.3 million in 2002, $7.5 million in 2001 and $5.6 million in 2000.

The Company has an Incentive Compensation Plan which provides for incentive payments to designated employees based on stated percentages of net earnings before income taxes as defined in the plan. In 2002, no Incentive Compensation Plan expense was generated as a result of the net loss. Expenses under the plan amounted to $41.9 million in 2001 and $37.6 million in 2000. In 2002, the Board of Directors established a contingent merit bonus fund if there was no incentive compensation fund established under the current terms of the Company's Incentive Compensation Plan with respect to the 2002 calendar year. Expenses under the contingent merit bonus fund amounted to $33.5 million in 2002.

INCOME TAXES

The income tax (benefit) provision consists of the following:

	2002	2001	2000
Current:			
Federal	$41,544	$281,626	$76,366
State and local	(7,430)	33,518	1,605
Total current	34,114	315,144	77,971
Deferred:			
Federal	(178,453)	(6,556)	171,604
State and local	(28,555)	(922)	26,974
Total deferred	(207,008)	(7,478)	198,578
	$(172,894)	$307,666	$276,549

The tax provisions do not reflect $5.4 million, $10.3 million and $1.2 million for 2002, 2001 and 2000, respectively, of tax benefits arising from the exercise of stock options. These amounts were credited directly to additional paid-in capital.

The deferred tax (benefit) provision amounts do not reflect the tax effects resulting from changes in accumulated other comprehensive loss (see Accumulated Other Comprehensive Loss note).

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001
Deferred tax assets:		
Postretirement benefits other than pensions	$28,513	$28,588
Accrued pension liabilities	43,167	27,681
Litigation loss	14,009	–
Other accrued liabilities	22,962	5,501
All other, net	3,638	7,900
Total deferred tax assets	112,289	69,670
Deferred tax liabilities:		
Restricted deposit	–	175,000
Depreciation	43,592	43,780
Prepaid pension asset	–	10,436
Capitalized debt costs	3,164	4,679
Investment in limited partnerships	1,166	2,444
Total deferred tax liabilities	47,922	236,339
Net deferred tax (assets) liabilities	$(64,367)	$166,669

Differences between the Company's effective tax rate and the U.S. federal statutory income tax rate are explained as follows:

	2002	2001	2000
U.S. federal statutory income tax rate	(35.0)%	35.0%	35.0%
State and local taxes, net of federal tax benefit	(5.2)	2.7	2.6
Other, net	1.3	0.8	0.9
	(38.9)%	38.5%	38.5%

State and local taxes, net of federal tax benefit, was favorably affected by the litigation loss in 2002.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEGMENT INFORMATION

The Company's reportable segments are Smokeless Tobacco and Wine. Through its subsidiaries, the Company operates predominantly in the tobacco industry as a manufacturer and marketer of moist smokeless tobacco products and also produces and markets premium wines. Those business units that do not meet quantitative reportable thresholds are included in the all other category. This category is comprised of the international operations, which market moist smokeless tobacco products in select markets, and cigar operations, which manufacture and market premium cigars.

Smokeless Tobacco segment sales are principally to a large number of wholesalers and chain stores which are widely dispersed throughout the United States. Over the past three years, sales to one customer averaged approximately 21.9 percent of annual Smokeless Tobacco segment sales.

Over the past three years, sales to two customers averaged approximately 39.5 percent of annual Wine segment sales.

The Company operates primarily in the United States. Foreign operations and export sales are not significant. Net sales and operating profit are reflected net of intersegment sales and profits.

Operating profit is net sales less operating expenses and an allocation of corporate expenses. Operating results for all other operations included a write-down of cigar inventory in 2000. Corporate assets consist mainly of cash and cash equivalents. Smokeless Tobacco segment assets include restricted deposits. The increase in Wine segment assets in 2002 and 2001 is mainly due to higher levels of inventories and property, plant and equipment. Corporate capital expenditures and depreciation expense are net of amounts which have been allocated to each reportable segment and all other operations for purposes of reporting operating profit and identifiable assets. Interest, net, the litigation loss and income taxes are not reported by segment since they are excluded from the measure of segment performance reviewed by management.

	2002	2001	2000
Net Sales to Unaffiliated Customers			
Smokeless Tobacco	$1,447,093	$1,406,414	$1,305,787
Wine	203,541	188,858	172,577
All other	32,243	30,743	29,393
Net sales	$1,682,877	$1,626,015	$1,507,757
Operating Profit (Loss)			
Smokeless Tobacco	$851,835	$833,185	$768,786
Wine	30,111	21,212	17,377
All other	(3,695)	(8,907)	(15,772)
Operating profit	878,251	845,490	770,391
Corporate expenses	(15,964)	(12,462)	(17,668)
Litigation loss	(1,260,510)	–	–
Interest, net	(46,140)	(33,760)	(34,288)
(Loss) earnings before income taxes	$(444,363)	$799,268	$718,435
Identifiable Assets at December 31			
Smokeless Tobacco	$1,883,529	$1,268,065	$1,120,377
Wine	430,118	389,243	342,447
All other	58,230	60,180	68,776
Corporate	393,398	294,214	114,799
Total assets	$2,765,275	$2,011,702	$1,646,399
Capital Expenditures			
Smokeless Tobacco	$34,912	$27,364	$28,743
Wine	21,537	19,336	20,720
All other	237	246	522
Corporate	528	284	1,090
Capital expenditures	$57,214	$47,230	$51,075
Depreciation			
Smokeless Tobacco	$19,237	$20,298	$19,573
Wine	14,481	12,842	13,869
All other	730	914	1,395
Corporate	716	951	1,677
Depreciation	$35,164	$35,005	$36,514

ADVERTISING COSTS

The Company expenses the production costs of advertising in the period in which they are incurred. Advertising expenses were $69.1 million in 2002, $69.6 million in 2001 and $60.6 million in 2000. Prior year amounts reflect reclassifications to conform to the 2002 presentation. At December 31, 2002 and 2001, $4.5 million of advertising-related materials are included in prepaid expenses and other current assets.

INTEREST, NET

	2002	2001	2000
Interest expense on debt	$69,963	$67,141	$48,113
Interest income from cash equivalents and restricted deposits	(22,970)	(32,469)	(13,128)
Capitalized interest	(853)	(912)	(697)
	$46,140	$33,760	$34,288

QUARTERLY FINANCIAL DATA (Unaudited)

	First	Second	Third	Fourth	Year
2002					
Net sales	$375,214	$432,306	$451,325	$424,032	$1,682,877
Gross profit	294,594	340,870	352,347	329,989	1,317,800
Net (loss) earnings	103,793	136,846	130,540	(642,648)	(271,469)
Basic (loss) earnings per share	.62	.81	.77	(3.82)	(1.61)
Diluted (loss) earnings per share	.61	.80	.77	(3.82)	(1.61)
Dividends per share	.48	.48	.48	.48	1.92
Market price per share:					
High	39.00	41.35	35.10	34.01	41.35
Low	32.97	33.40	25.77	25.30	25.30
2001					
Net sales	$376,244	$407,044	$407,419	$435,308	$1,626,015
Gross profit	295,455	321,370	317,311	342,298	1,276,434
Net earnings	108,007	121,668	124,222	137,705	491,602
Basic earnings per share	.66	.74	.76	.83	2.99
Diluted earnings per share	.66	.74	.75	.82	2.97
Dividends per share	.46	.46	.46	.46	1.84
Market price per share:					
High	32.70	31.45	33.95	36.00	36.00
Low	23.38	26.93	27.40	32.50	23.38

The fourth quarter and full year of 2002 include a charge of $775.8 million for the litigation loss, net of the tax benefit, resulting in a decrease of $4.61 and $4.57 per diluted share, respectively. These results include a reduction to compensation expense as a result of the litigation loss, which was a benefit to operating results, favorably affecting diluted earnings per share by 3 cents for both 2002 periods.

The first quarter, fourth quarter and full year of 2002 include the effect of one less billing day in the Smokeless Tobacco segment versus the corresponding 2001 periods, resulting in a decrease of 8 cents per diluted share for each period.

The third quarter of 2002 includes the effect of one additional billing day in the Smokeless Tobacco segment versus the corresponding 2001 period, resulting in an increase of 8 cents per diluted share.

The Company's common shares trade on the New York Stock Exchange and the Pacific Exchange, ticker symbol — UST. The number of stockholders of record at December 31, 2002 was 7,582.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NET (LOSS) EARNINGS PER SHARE

The following table presents the computation of basic and diluted (loss) earnings per share:

	2002	2001	2000
Numerator:			
Net (loss) earnings	$(271,469)	$491,602	$441,886
Denominator:			
Denominator for basic (loss) earnings per share — weighted-average shares	168,786	164,250	163,181
Dilutive effect of employee stock options	–	1,432	325
Denominator for diluted (loss) earnings per share	168,786	165,682	163,506
Basic (loss) earnings per share	$(1.61)	$2.99	$2.71
Diluted (loss) earnings per share	$(1.61)	$2.97	$2.70

As the Company recorded a net loss for the year ended December 31, 2002, diluted loss per share is equal to basic loss per share, due to the exclusion of all potential common shares, which would reduce the net loss per share. There were 12.8 million employee stock options outstanding at December 31, 2002, including 8.4 million which had exercise prices lower than the average market price of Company common shares.

Options to purchase .2 million shares and 12.8 million shares of common stock, outstanding as of December 31, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of Company common shares and, therefore, would be antidilutive.

CONTINGENCIES

The Company has been named in certain health care cost reimbursement/third party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

The Company believes these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a *de minimis* market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

The Company is named in an action in Illinois brought by an individual plaintiff and purporting to state a class action "on behalf of himself and all other persons similarly situated" alleging that the Company "manipulates the nicotine levels and absorption rates" in its smokeless tobacco products and seeking to recover monetary damages "in an amount not less than the purchase price" of the Company's smokeless tobacco products and certain other relief. The purported class excludes all persons who claim any personal injury as a result of using the Company's smokeless tobacco products.

The Company is also named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are six individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products; five of the six individuals also allege the use of other tobacco products.

The Company is named in a purported class action in Florida brought by six plaintiffs "on behalf of themselves and all others similarly situated" against various smokeless tobacco manufacturers including the Company and other organizations for personal injuries, including cancers of the mouth and larynx, oral lesions, leukoplakia, facial disfigurement, gum and tooth loss, fear of cancer, death and depression and other injuries allegedly resulting from the use of defendants' smokeless tobacco products. Plaintiffs also claim nicotine "addiction" and seek unspecified compensatory damages and certain equitable and other relief, including but not limited to, medical monitoring.

The Company believes, and has been so advised by counsel handling these cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain regulatory and litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of all such pending litigation will not have a material adverse effect on its consolidated financial position, but may have a material impact on its consolidated financial results for a particular reporting period in which resolved.

CONTINGENCIES, continued

The Company has been named as a defendant in a number of purported class actions brought by direct purchasers (wholesalers and distributors) and indirect purchasers (both consumers and retailers) of its moist smokeless tobacco products. As direct purchasers of the Company's smokeless tobacco products during the period January 1, 1990 to the present, plaintiffs in these consolidated actions allege individually and on behalf of a putative class of wholesalers and distributors that the Company violated the federal antitrust laws and has engaged in this conduct unilaterally and in concert with "its co-conspirators." Plaintiffs seek to recover unspecified statutory damages, before trebling, and certain equitable and other relief. The Company has reached a settlement with more than 500 of its direct purchasing customers (wholesalers and distributors) who are potential class members in this putative class action whom represent more than 85 percent of the Company's sales volume based on 2001 sales revenue. For those distributors who agreed to settle the lawsuit and release all claims against the Company, the Company agreed to delay a planned reduction of its prompt-payment discount terms. The effect of this settlement is to delay cost savings planned for 2003 and will have no material adverse effect on the Company's consolidated financial results.

As indirect purchasers of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of potential certification of the proposed class, plaintiffs in those actions allege individually and on behalf of putative class members in a particular state that the Company has violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. Plaintiffs seek to recover compensatory and statutory damages in an amount not to exceed $75,000 after trebling per putative class member, and certain other relief. The indirect purchaser actions are similar in all material respects.

The Company has also been named in an action in Mississippi by an individual plaintiff as an indirect purchaser of the Company's smokeless tobacco products in the state of Mississippi for an unspecified period of time. Plaintiff alleges the Company has violated state antitrust and consumer protection laws and also asserts a claim for civil conspiracy. Plaintiff seeks unspecified statutory and compensatory damages in an amount not to exceed $75,000, and certain other relief.

Each of the foregoing actions is derived directly from the Conwood litigation (see Other Matters note). For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification. All of the plaintiffs in the above actions will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in this regard, and they are and will continue to be vigorously defended. The Company believes that the ultimate outcome of these purported class actions will not have a material adverse effect on its consolidated financial position, although if plaintiffs were to prevail, these actions could have a material impact on its consolidated financial results for the particular reporting period in which resolved. The Company believes that the ultimate outcome of the individual case will not have a material adverse effect on its consolidated financial position, and even if plaintiff was to prevail, this action is not expected to have a material impact on its consolidated financial results for the particular reporting period in which resolved.

The Company has been named in an action in Kentucky brought by one of its competitors alleging that certain actions and practices of the Company violate federal and state antitrust laws as well as the common law of Kentucky in connection with the marketing and sale of its moist smokeless tobacco products. Plaintiff seeks unspecified damages before trebling, punitive damages and injunctive and other relief.

This action is also derived directly from the Conwood litigation. It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties. In order to prevail, the Company's competitor will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes that it has meritorious defenses in this regard, and that the ultimate outcome of this action will not have a material adverse effect on its consolidated financial position, although if plaintiff was to prevail, this action could have a material impact on its consolidated financial results for the particular reporting period in which resolved. There can be no assurances, however, that we will be correct in our belief.

On February 14, 2002, in a state court action in Miami, Florida involving a commercial dispute alleging breach of contract and other claims in connection with the sale of cigars, a jury rendered a verdict against U.S. Cigar Sales Inc. and other affiliated companies of the Company, awarding $43 million in compensatory and punitive damages to the plaintiff, a former distributor. On April 26, 2002, the court ruled on certain post-trial motions, thereby reducing the award to $7.4 million. On August 30, 2002, the court granted the Company's motion for set-off reducing the award to $3.6 million (including prejudgment interest and costs), and entered final judgment. Both plaintiff and the Company have filed a notice of appeal to the Third District Court of Appeal.

The Company believes, and has been so advised by counsel handling the case, that its appeal is well-founded and the trial court's ruling on the post-trial motions that reduced the jury's verdict and granted a set-off are supported by existing law and, as a result, believes that, while there can be no assurances, its appeal should ultimately be granted and the rulings on those post-trial motions should ultimately be affirmed on appeal. While the Company believes that its appeal should ultimately be granted and the rulings on those post-trial motions should ultimately be affirmed, if all or part of the adverse verdict is reinstated after all appeals, satisfaction of such a judgment is not expected to have a material adverse effect on the Company's consolidated financial results for the particular reporting period in which resolved or its consolidated financial position.

UST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OTHER MATTERS

In March 2000, a Kentucky jury rendered a verdict against the Company, awarding $350 million in compensatory damages to Conwood Company, L.P., for its claims under federal antitrust laws that the Company had engaged in exclusionary and anti-competitive conduct in the marketing and promotion of moist smokeless tobacco products. The verdict, when entered as a judgment, was subject to trebling under federal antitrust laws to $1.05 billion plus interest and other costs. On January 13, 2003, the Supreme Court of the United States declined to hear the Company's appeal and let stand the $1.05 billion antitrust award, plus interest and other costs, against the Company. As a result, the Company included a $1.261 billion pretax charge in its net loss for 2002.

In January 2003, the Company paid the antitrust award in the amount of $1.262 billion, which included additional interest charges for 2003. The Company utilized funds held in restricted deposits in the amount of $1.242 billion and $19.7 million of additional cash in satisfaction of the award.

In November 1998, the Company entered into a Smokeless Tobacco Master Settlement Agreement (the "Settlement Agreement") with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated against the Company. The Settlement Agreement required the Company to adopt various marketing and advertising restrictions and make payments totaling $100 million, plus a minimum 3 percent inflationary adjustment per annum, over 10 years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Directors and Stockholders
UST Inc.

We have audited the accompanying consolidated statement of financial position of UST Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UST Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Stamford, Connecticut
February 6, 2003

CONSOLIDATED SELECTED FINANCIAL DATA — ELEVEN YEARS

(Dollars in thousands, except per share amounts)

	2002	2001	2000
SUMMARY OF OPERATIONS for the year ended December 31			
Net sales	**$1,682,877**	$1,626,015	$1,507,757
Cost of products sold (includes excise taxes)	**365,077**	349,581	330,079
Selling, advertising and administrative expenses	**455,513**	443,406	424,955
Operating income	**862,287**	833,028	752,723
Other expense (income):			
Litigation loss	**1,260,510**	–	–
Interest, net	**46,140**	33,760	34,288
Gain on disposal of product line	–	–	–
(Loss) earnings before income taxes and cumulative effect of accounting changes	**(444,363)**	799,268	718,435
Income tax (benefit) expense	**(172,894)**	307,666	276,549
(Loss) earnings before cumulative effect of accounting changes	**(271,469)**	491,602	441,886
Cumulative effect of accounting changes (net of income tax benefit)	–	–	–
Net (loss) earnings	**$(271,469)**	$491,602	$441,886
PER SHARE DATA			
Basic (loss) earnings per share before cumulative effect of accounting changes	**$(1.61)**	$2.99	$2.71
Basic (loss) earnings per share	**(1.61)**	2.99	2.71
Diluted (loss) earnings per share before cumulative effect of accounting changes	**(1.61)**	2.97	2.70
Diluted (loss) earnings per share	**(1.61)**	2.97	2.70
Dividends per share	**1.92**	1.84	1.76
Market price per share:			
High	**41.35**	36.00	28.88
Low	**25.30**	23.38	13.88
FINANCIAL CONDITION at December 31			
Current assets	**$2,291,267**	$891,959	$691,405
Current liabilities	**1,462,442**	222,462	172,872
Working capital	**828,825**	669,497	518,533
Ratio of current assets to current liabilities	**1.6:1**	4:1	4:1
Total assets	**2,765,275**	2,011,702	1,646,399
Long-term debt	**1,140,000**	862,575	865,875
Total debt	**1,140,000**	865,875	869,175
Stockholders' (deficit) equity	**(46,990)**	581,062	270,572
OTHER DATA			
Stock repurchased	**$50,262**	$ –	$97,470
Dividends paid	**$324,233**	$303,277	$287,009
Dividends paid as a percentage of net earnings	**N/M**	61.7%	65.0%
Return on net sales	**N/M**	30.2%	29.3%
Return on average assets	**N/M**	26.9%	33.2%
Return on average stockholders' equity	**N/M**	115.4%	187.5%
Average number of shares (in thousands) — basic	**168,786**	164,250	163,181
Average number of shares (in thousands) — diluted	**168,786**	165,682	163,506

N/M: Not meaningful due to net loss in 2002.

See Management's Discussion and Analysis and Notes to Consolidated Financial Statements.

All share data has been adjusted to reflect the two-for-one stock split distributed on January 27, 1992.

1999	1998	1997	1996	1995	1994	1993	1992
$1,479,603	$1,415,639	$1,401,718	$1,371,705	$1,305,796	$1,203,951	$1,097,533	$1,032,172
304,275	283,516	291,942	272,756	262,203	251,944	246,445	256,796
398,850	399,845	398,468	348,059	335,824	311,279	286,336	274,613
776,478	732,278	711,308	750,890	707,769	640,728	564,752	500,763
–	–	–	–	–	–	–	–
13,535	(2,187)	7,451	6,364	3,179	92	(2,004)	(1,866)
–	–	–	–	–	–	(35,029)	–
762,943	734,465	703,857	744,526	704,590	640,636	601,785	502,629
293,650	279,186	264,719	280,527	274,830	253,110	232,893	190,071
469,293	455,279	439,138	463,999	429,760	387,526	368,892	312,558
–	–	–	–	–	–	19,846	–
$469,293	$455,279	$439,138	$463,999	$429,760	$387,526	$349,046	$312,558
$2.69	$2.45	$2.39	$2.48	$2.21	$1.92	$1.77	$1.49
2.69	2.45	2.39	2.48	2.21	1.92	1.67	1.49
2.68	2.44	2.37	2.44	2.17	1.88	1.73	1.43
2.68	2.44	2.37	2.44	2.17	1.88	1.64	1.43
1.68	1.62	1.62	1.48	1.30	1.12	.96	.80
34.94	36.88	36.94	35.88	36.00	31.50	32.75	35.38
24.06	24.56	25.50	28.25	26.63	23.63	24.38	25.38
$580,024	$507,213	$441,844	$450,570	$425,555	$381,937	$334,996	$330,208
261,327	197,316	166,519	306,553	280,723	160,755	106,642	81,208
318,697	309,897	275,325	144,017	144,832	221,182	228,354	249,000
2.2:1	2.6:1	2.7:1	1.5:1	1.5:1	2.4:1	3.1:1	4.1:1
1,015,648	913,319	826,363	806,577	783,976	741,236	706,195	673,965
411,000	100,000	100,000	100,000	100,000	125,000	40,000	–
481,965	100,000	110,000	250,000	200,000	125,000	40,000	–
200,804	468,293	436,795	281,206	292,781	361,669	462,972	516,606
$465,966	$151,617	$45,719	$237,759	$274,783	$298,843	$236,704	$212,581
$291,966	$301,145	$298,059	$277,302	$252,388	$225,715	$199,725	$167,951
62.2%	66.1%	67.9%	59.8%	58.7%	58.2%	57.2%	53.7%
31.7%	32.2%	31.3%	33.8%	32.9%	32.2%	31.8%	30.3%
48.7%	52.3%	53.8%	58.3%	56.4%	53.5%	50.6%	47.0%
140.3%	100.6%	122.3%	161.7%	131.3%	94.0%	71.3%	62.5%
174,355	185,544	183,931	187,386	194,374	201,995	208,469	209,803
175,114	186,880	185,602	190,067	197,613	205,699	213,412	218,674

UST CORPORATE DATA

CORPORATE HEADQUARTERS

100 West Putnam Avenue
Greenwich, Connecticut 06830
(203) 661-1100

PRINCIPAL SUBSIDIARIES

U.S. Smokeless Tobacco Company
Greenwich, Connecticut

U.S. Smokeless Tobacco Manufacturing Limited Partnership
Nashville, Tennessee

Principal Facilities
Nashville, Tennessee
Franklin Park, Illinois
Hopkinsville, Kentucky

U.S. Smokeless Tobacco Brands Inc.
Greenwich, Connecticut

International Wine & Spirits Ltd.
Greenwich, Connecticut

Stimson Lane Ltd.
Woodinville, Washington

Principal Facilities
Paterson, Washington
Woodinville, Washington

ANNUAL MEETING

Stockholders are cordially invited to attend the Company's Annual Meeting, which will be held at 10:00 a.m., May 6, 2003, at
Rich Forum
307 Atlantic Street
Stamford, Connecticut

STOCK EXCHANGE LISTINGS

New York Stock Exchange
Pacific Exchange
Ticker Symbol – UST

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Our plan permits stockholders to purchase additional shares of our common stock with all or a portion of dividends and/or optional cash investments of $10 to $10,000 a month. In order to enroll in the plan, you must first be a stockholder. The Company absorbs all brokerage and bank costs connected with such purchases. You may join or withdraw whenever you wish.

ELECTRONIC DEPOSIT OF DIVIDENDS

This service allows for your dividends to be deposited electronically into your personal bank account.

STOCKHOLDER INQUIRIES

Registered stockholders can direct inquiries concerning account holdings, dividends, electronic deposit, dividend reinvestment, stock transfer requirements, lost or missing certificates, or any other administrative matters by calling toll free: 1-800-730-4001 or through secured Internet access at *www.gateway.equiserve.com*

FINANCIAL INFORMATION

To listen to financial releases, including quarterly earnings, dividend and press releases, or to request printed material via Fax, Mail or E-Mail, call 24 hours toll free: 1-800-777-1UST.
Internet access:
www.ustinc.com

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
www.equiserve.com
EquiServe is also our dividend disbursement and reinvestment agent.

LEGAL COUNSEL

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

INDEPENDENT AUDITORS

Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

Copenhagen, Copenhagen Long Cut, Copenhagen Pouches, Red Seal, Red Seal Fine Cut, Revel, Revel Tobacco Packs, Rooster, Skoal, Skoal Berry Blend, Skoal Winter Blend, Skoal Wintergreen Pouches, Chateau Ste. Michelle, Chateau Ste. Michelle Canoe Ridge Estate Vineyard, Col Solare, Columbia Crest, Columbia Crest Grand Estates, Conn Creek, Domaine Ste. Michelle, Eroica, Northstar, Villa Mt. Eden, Astral, Don Tomás, and Helix are trademarks of UST or its subsidiaries.

Design: Inc Design, incdesign.com
Printed in U.S.A. on recycled paper.





Board of Directors

John P. Clancey (2)(3)
Chairman,
Maersk Sealand

Vincent A. Gierer, Jr. (4)
Chairman of the Board,
Chief Executive Officer and
President, UST

Edward T. Fogarty (3)(4)
Formerly Chairman of the Board,
Chief Executive Officer and
President,
Tambrands Inc.

Patricia Diaz Dennis (1)(2)
Senior Vice President,
General Counsel and
Secretary, SBC West

Elaine J. Eisenman, Ph.D. (2)(3)
Chairman,
Management &
Capital Partners

Lowell P. Weicker, Jr. (1)(4)
Former Governor
of Connecticut

Peter J. Neff (1)(3)(4)
International Business
Management Consultant.
Formerly President and
Chief Executive Officer,
Rhône-Poulenc, Inc.

Edward H. DeHority, Jr. (1)(2)
Retired. Formerly Partner
of Ernst & Young LLP

Not pictured is Joseph E. Heid who joined the Board on February 20, 2003.

(1) Member of Audit Committee; Edward H. DeHority, Jr., Chairman
(2) Member of Compensation Committee; Elaine J. Eisenman, Chairman
(3) Member of Nominating & Corporate Governance Committee; John P. Clancey, Chairman
(4) Member of Strategic Review Committee; Vincent A. Gierer, Jr., Chairman

Officers

UST Inc.

Vincent A. Gierer, Jr.
Chairman of the Board,
Chief Executive Officer
and President

Richard H. Verheij
Executive Vice President
and General Counsel

Debra A. Baker
Senior Vice President
and Secretary

Robert T. D'Alessandro
Senior Vice President and
Chief Financial Officer

Richard A. Kohlberger
Senior Vice President

Edward D. Kratovil
Senior Vice President

Nicholas A. Amadori
Vice President

W. Preston Baldwin III
Vice President

Michael V. Delaney
Vice President

Robert B. Greenbaum
Assistant General Counsel

Valerie T. Held
Vice President

Kenneth R. Hopson
Treasurer

Joni S. Ives
Vice President

William J. O'Donnell
Assistant General Counsel

James D. Patracuolla
Vice President and Controller

Mark A. Rozelle
Vice President

Karen P. Thormann
Vice President

Todd A. Walker
Vice President

U.S. Smokeless Tobacco Company

Murray S. Kessler
President

Robert H. Lawrence, Jr.
Executive Vice President

Joseph J. Buongiorno
Senior Vice President

Robert A. Fitzmaurice
Senior Vice President

Gary A. Milano
Senior Vice President

Gary D. Cadd
Vice President

John T. Crambes
Vice President

James E. Dillard III
Vice President

Jill K. Galowitz
Vice President

John W. Gramlich
Vice President

R. John Hoff
Vice President

Joseph C. Nuzzolo
Vice President

International Wine & Spirits Ltd.

Theodor P. Baseler
President

Peter L. Bachman
Vice President

Sheila A. Newlands
Vice President

Glenn D. Yaffa
Vice President


Chateau Ste Michelle
BOLDE
Rooste
Copenha
LONG
RS
ED SEA
FINE CUT

UST Corporate Headquarters
100 West Putnam Avenue
Greenwich, Connecticut 06830
(203) 661-1100
ustinc.com